Exhibit 99.1
2022

Management

Information Circular

For the Annual General and Special Meeting of Shareholders

to be held on June 3, 2022

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	4

INTRODUCTION	6

PARTICULARS OF MATTERS TO BE ACTED UPON	7

Election of Directors	7

Majority Voting Policy	8

Advance Notice Policy	8

Director Profiles	9

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	13

Interlocking Directorships/Committee Appointments	15

Meeting Attendance	15

Appointment of Auditors	15

Approval of Amendment to and Unallocated Stock Options under Stock Option Plan	16

Background	16

Amendments to the Stock Option Plan	16

Approval of Unallocated Stock Options	17

Approval By Shareholders	17

Approval of Unallocated Restricted Share Rights under Restricted Share Plan	18

Background	18

Approval By Shareholders	19

Other Matters	20

GENERAL PROXY INFORMATION	21

Appointment of Proxyholder	21

Voting by Proxy	21

Completion and Return of Proxy	21

Non-Registered Holders	22

Revocability of Proxy	23

Notice and Access	24

Voting Securities and Principal Holders Thereof	24

EXECUTIVE COMPENSATION	25

Named Executive Officers	25

Compensation Discussion and Analysis	25

Compensation Program Overview	25

Role of the Compensation Committee	28

Executive Compensation Elements	30

Executive Compensation Details	42

Summary Compensation Table	42

Incentive Plan Awards	43

Pension Plan Benefits	46

Termination of Employment, Change in Responsibilities and Employment Contracts	46

Director Compensation	50

Incentive Plan Awards	52

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	54

Stock Option Plan	55

Overview	55

Purpose and Stock Option Plan Limits	55

Restricted Share Plan	60

Overview	60

Purpose and Restricted Share Plan Limits	60

OTHER INFORMATION	64

Indebtedness of Directors, Executive Officers and Others	64

Interest of Informed Persons in Material Transactions	64

Interest of Certain Persons or Companies in Matters to be Acted Upon	65

Management Contracts	65

CORPORATE GOVERNANCE	66

Corporate Governance Overview	66

Board of Directors	67

Role of the Board	67

Independence of the Board	68

Position Descriptions	69

Participation of Directors in Other Reporting Issuers	70

Separation of Chairman and CEO Roles and Related Position Descriptions	70

Orientation and Continuing Education	71

Expectations of Management	71

Nomination of Directors	72

Compensation of Directors and Officers	73

Assessments	74

Succession Planning for President and Chief Executive Officer	76

Ethical Business Conduct	77

Social and Environmental Commitment	77

Risk Management	80

Directors’ and Officers’ Indemnification	81

Key Policy Descriptions	81

Whistleblower Policy	81

Stock Ownership Guidelines Policy	81

Clawback Policy	83

Anti-Hedging Policy	84

Communications and Corporate Disclosure Policy	84

Policy on Stock Trading and Use of Material Information	84

Bribery and Fraud Prevention Program	84

Health and Safety Policy	85

Environmental and Sustainability Policy	85

Workplace Bullying and Harassment Policy Statement	85

Diversity Policy and Representation of Women on the Board	85

Retirement and Tenure Policies	86

COMMITTEE INFORMATION	88

Audit Committee	88

The Audit Committee’s Role and Charter	88

Composition of the Audit Committee	88

Relevant Education and Experience	89

Audit Committee Oversight	89

Reliance on Certain Exemptions	89

Pre-Approval Policies and Procedures	89

External Auditors Service Fees (By Category)	90

Corporate Governance & Nominating Committee	90

Compensation Committee	91

SHAREHOLDER ENGAGEMENT	93

Contacting the Board	93

Contacting the Compensation Committee	93

Contacting the Corporate Governance & Nominating Committee	93

Live Broadcasts	93

Events	94

Additional Information	95

Schedule “A” Blacklined Stock Option Plan	97

Notice of Annual General and Special Meeting of Shareholders

DATE: Friday June 3, 2022

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Sandstorm Gold Ltd. (the “Company”) will be held in the Connaught Room at The Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada V6C 2Y9 on Friday, June 3, 2022, at the hour of 10:00 a.m. (Vancouver Time).

TIME: 10:00 am (Vancouver Time)

Important details about the Meeting, as well as further information with respect to voting by proxy are set out in the accompanying Management Information Circular (the “Circular”) and proxy materials.

The Meeting will be held for the following purposes:

LOCATION: Connaught Room, The Metropolitan Hotel, 645 Howe Street, Vancouver, BC V6C 2Y9

1    To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2021, together with the report of the auditors thereon;

2    To fix the number of Directors of the Company at seven;

3    To elect Directors of the Company for the ensuing year;

4    To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

5    To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve that certain amendment to the Company’s Stock Option Plan which adds an additional provision to section 6.7(a), all as more particularly described in the accompanying Circular;

6    To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated stock options under the Company’s Stock Option Plan, all as more particularly described in the accompanying Circular; and

7    To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated Restricted Share Rights under the Company’s Restricted Share Plan, all as more particularly described in the accompanying Circular.

Shareholders will also transact any other business properly brought before the Meeting or any adjournment thereof. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular accompanying this notice. The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended December 31, 2021, have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or the Company’s website at www.sandstormgold.com. This notice is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”).

As described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website. This alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of April 26, 2022 and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of April 26, 2022. The Company will continue to mail paper copies of the applicable Meeting Materials to those registered and beneficial shareholders who previously elected to receive paper copies. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kim Bergen at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 232, or from outside North America by calling 778-945-0972, or by email at info@sandstormgold.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

The Board of Directors of the Company has, by resolution, fixed the close of business on April 14, 2022, as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof. Proxies to be used at the Meeting must be deposited with the Company, c/o the Company’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. (Vancouver Time) on June 1, 2022, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment thereof is held. Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

The Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the novel coronavirus (“COVID-19”) pandemic and related public health guidelines and restrictions that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company’s press releases as well as its website at www.sandstormgold.com for updated information. The Company recommends that you check its website one week prior to the Meeting date for the most current information. The Company does not intend to prepare or mail an amended Circular in the event of changes to the Meeting format.

Please review the accompanying Circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249-7775 or by e-mail at service@computershare.com.

DATED at Vancouver, British Columbia this 14th day of April, 2022.

BY ORDER OF THE BOARD

(Signed) Nolan Watson

Chief Executive Officer

Introduction

Information in this Circular is provided as at April 14, 2022, except as otherwise indicated

Sandstorm Gold Ltd. (the “Company”) is providing this Management Information Circular (the “Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General and Special Meeting (the “Meeting”) of the Company to be held on Friday, June 3, 2022, and at any adjournments or postponements thereof, at the time and place and for the purposes set forth in the accompanying notice of annual general meeting (“Notice of Meeting”). This solicitation of proxies and voting instruction forms involves securities of a corporation located in Canada and is being effected in accordance with the applicable corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the applicable securities laws of Canada and the Toronto Stock Exchange (“TSX”) differ from the disclosure and proxy solicitation requirements under United States securities laws.

The Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 pandemic that the Company considers necessary or advisable, including changing the time, date of location of the Meeting. The Company will notify Shareholders of any changes with respect to the Meeting without sending additional soliciting materials or updating proxy-related materials by:

•	issuing a new release announcing any change in the date, time or location;

•	filing the news release on SEDAR and EDGAR; and

•	informing all parties involved in the proxy voting infrastructure (such as intermediaries, transfer agents, and proxy service providers) of such change.

The Company continues to closely monitor developments around the outbreak of COVID-19 and is taking every reasonable precaution to ensure the safety of its people and communities and is committed to keeping its Shareholders informed.

Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are, unless otherwise stated, expressed in United States Dollars (being the same currency that the Company uses in its financial statements). The price of the Company’s common shares (the “Shares”) on the TSX is denoted in Canadian dollars and, in certain circumstances where appropriate in this Circular, such amounts have not been converted to United States Dollars.

Particulars of Matters to be Acted Upon

Election of Directors

The directors (“Directors”) of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The Board of Directors of the Company (the “Board”) currently consists of seven Directors and Shareholder approval will be sought at the Meeting to fix the number of Directors of the Company at seven.

At the Meeting, the seven persons named hereunder will be proposed for election as Directors of the Company (the “Nominees” and each, a “Nominee”). All of the Nominees currently serve on the Board and each has expressed his or her willingness to serve on the Board for another term.

The Board and management consider the election of each of the Nominees to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy will vote the Shares (as hereinafter defined in this Circular) represented by such form of proxy, properly executed, FOR the election of each of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each of the Nominees below was elected at the last annual general meeting of the Shareholders held on June 11, 2021 (the “2021 Shareholder Meeting”).

MAJORITY VOTING POLICY

The Board has adopted a Majority Voting Policy stipulating that if the votes in favour of the election of a Director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within 90 days of the Shareholder meeting, the Board shall conclude its deliberations and will determine whether or not to accept the Resignation, however, as mandated in the TSX Company Manual, the Board shall accept the Resignation absent exceptional circumstances and the Director in question will not participate in any Board deliberations on the Resignation. The Board’s decision to accept or reject the Resignation offer will promptly be disclosed to the public by news release. If a Resignation is tendered and accepted pursuant to the Majority Voting Policy, subject to any applicable corporate law restrictions, the Board may leave the vacancy unfilled or may appoint a new Director to fill the vacancy. The Company’s Majority Voting Policy does not apply in circumstances involving contested Director elections.

Kindly refer to the full text of the Majority Voting Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

ADVANCE NOTICE POLICY

On April 27, 2018, the Corporate Governance & Nominating Committee recommended, and the Board adopted and approved, an Advance Notice Policy, which was subsequently approved by the Shareholders at the 2018 Shareholder Meeting. The Directors of the Company are committed to: (i) facilitating an orderly and efficient process for holding annual general and, where the need arises, special meetings of its Shareholders; (ii) ensuring that all Shareholders receive adequate advance notice of the Director nominations and sufficient information with respect to all Director nominees; and (iii) allowing Shareholders to register an informed vote for Directors of the Company after having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors of the Company. The Advance Notice Policy fixes a deadline by which Director nominations must be submitted to the Company prior to any annual or special meeting of Shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of Shareholders. Shareholders who fail to comply with the Advance Notice Policy will not be entitled to make nominations for Directors at the Meeting. As of the date of this Circular, the Company has not received any notice of a Shareholder’s intention to nominate Directors at the Meeting pursuant to the provisions contained in the Advance Notice Policy.

Kindly refer to the full text of the Advance Notice Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

DIRECTOR PROFILES

Each of the seven nominated Directors is profiled below, including his/her background and experience, areas of expertise, committee memberships, Share ownership and other public companies and board committees of which he/she is a member. Information concerning each such person is based upon information furnished by the individual Nominee.

Nolan Watson Age: 42 British Columbia, Canada	DIRECTOR SINCE: September 12, 2008 Non-Independent	COMMITTEE MEMBERSHIP: N/A
AREAS OF EXPERTISE: g Executive Management g Finance and Capital Markets g Accounting g Mergers and Acquisitions PRINCIPAL OCCUPATION: President and Chief Executive Officer of the Company

Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014 (when Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Wheaton Precious Metals Corp. (formerly known as Silver Wheaton Corp., “Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.

OTHER PUBLIC COMPANY DIRECTORSHIPS AND (MEMBERSHIPS): Royalty North Partners Ltd. 2021 ANNUAL MEETING VOTING RESULTS: For: 99.58% Withheld: 0.42%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	COMPANY SHARES:	858,790
	RESTRICTED SHARE RIGHTS:	24,333
	TOTAL “AT-RISK” MARKET VALUE:	C$9,943,965 (2)

David Awram Age: 49 British Columbia, Canada	DIRECTOR SINCE: March 23, 2007 Non-Independent	COMMITTEE MEMBERSHIP: N/A
AREAS OF EXPERTISE: g Mining and Exploration g Mergers and Acquisitions PRINCIPAL OCCUPATION: Senior Executive Vice-President of the Company

Mr. Awram was Executive Vice-President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice-President since January 2013. Mr. Awram was Executive Vice-President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice-President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.

OTHER PUBLIC COMPANY DIRECTORSHIPS AND (MEMBERSHIPS):

Integra Resources Corp. (Audit Committee; Compensation Committee; and Technical and Safety Committee)

Pucara Gold Ltd. (Chair of Audit Committee; member of Corporate Governance & Nomination Committee)

Sun Peak Metals Corp. (Chairman of the Board; Chair of Audit Committee)

2021 ANNUAL MEETING VOTING RESULTS:

For: 96.38%

Withheld: 3.62%

	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	COMPANY SHARES:	657,740
	RESTRICTED SHARE RIGHTS:	388,250
	TOTAL “AT-RISK” MARKET VALUE:	C$11,777,847 (2)

David E. De Witt Age: 69 British Columbia, Canada	DIRECTOR SINCE: April 22, 2008 Independent	COMMITTEE MEMBERSHIP: Audit Committee (Chairman), Corporate Governance & Nominating Committee, Compensation Committee
AREAS OF EXPERTISE: g Law g Mining and Exploration g Mergers and Acquisitions PRINCIPAL OCCUPATION: Independent businessman; Chairman of Pathway Capital Ltd.

« Chairman of the Board

Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway Capital Ltd., a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He has held directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

OTHER PUBLIC COMPANY DIRECTORSHIPS AND (MEMBERSHIPS):

Montage Gold Corp. (Corporate Governance & Nominating Committee)

Drummond Ventures Corp.

2021 ANNUAL MEETING VOTING RESULTS:

For: 96.71%

Withheld: 3.29%

	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	COMPANY SHARES:	1,003,133
	RESTRICTED SHARE RIGHTS:	14,999
	TOTAL “AT-RISK” MARKET VALUE:	C$11,464,166 (2)

Andrew T. Swarthout Age: 70 Oregon, USA	DIRECTOR SINCE: March 23, 2009 Independent	COMMITTEE MEMBERSHIP: Audit Committee, Corporate Governance & Nominating Committee
AREAS OF EXPERTISE: g Mining and Exploration g Mergers and Acquisitions g Executive Management g Executive Management PRINCIPAL OCCUPATION: Director of Bear Creek Mining Corporation

Mr. Swarthout was the Executive Chairman of Bear Creek Mining Corporation, a mining company, from October 2017 to May 2020. He has been a director of Bear Creek Mining Corporation since 2003 and was its Chief Executive Officer from 2003 to September 2017. He was also its President until February 2011 and then again from August 2013 to September 2017. Mr. Swarthout has been a director of Pucara Gold Ltd. since June 2020. He was a director of Rio Cristal Resources Corporation from December 2006 to September 2013, and he was a director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

OTHER PUBLIC COMPANY DIRECTORSHIPS AND (MEMBERSHIPS): Bear Creek Mining Corporation Pucara Gold Ltd. (Audit Committee) 2021 ANNUAL MEETING VOTING RESULTS: For: 98.26% Withheld: 1.74%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	COMPANY SHARES:	58,667
	RESTRICTED SHARE RIGHTS:	24,999
	TOTAL “AT-RISK” MARKET VALUE:	C$942,079 (2)

John P.A. Budreski Age: 63 British Columbia, Canada	DIRECTOR SINCE: June 11, 2009 Independent	COMMITTEE MEMBERSHIP: Audit Committee, Corporate Governance & Nominating Committee, Compensation Committee (Chairman)

AREAS OF EXPERTISE:

  g  Mining and Exploration

  g  Banking and Finance

   g  Mergers and Acquisitions

PRINCIPAL OCCUPATION:

Executive Chairman of Morien Resources Corp; Executive Chairman of EnWave Corporation

OTHER PUBLIC COMPANY DIRECTORSHIPS AND (MEMBERSHIPS):

Morien Resources Corp.

EnWave Corporation

NuLegacy Gold Corporation

2021 ANNUAL MEETING VOTING RESULTS:

For: 90.64%

Withheld: 9.36%

Mr. Budreski has been the Executive Chairman of Morien Resources Corp., a mining development company, since November 2018 and was its Chief Executive Officer and Chairman from November 2017 to November 2018 and its President and Chief Executive Officer from November 2012 to November 2017. He has been the Executive Chairman of EnWave Corporation, an advanced technology company, since June 2014. Mr. Budreski was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	COMPANY SHARES:	29,334
	RESTRICTED SHARE RIGHTS:	116,666
	TOTAL “AT-RISK” MARKET VALUE:	C$1,643,960 (2)

Mary L. Little Age: 68 Colorado, USA	DIRECTOR SINCE: June 25, 2014 Independent	COMMITTEE MEMBERSHIP: Corporate Governance & Nominating Committee (Chair) and Compensation Committee

AREAS OF EXPERTISE:

  g  Mining and Exploration

  g  Mergers and Acquisitions

PRINCIPAL OCCUPATION:

Independent consultant

OTHER PUBLIC COMPANY DIRECTORSHIPS AND (MEMBERSHIPS):

Pure Energy Minerals Limited (Audit Committee)

Tinka Resources Limited (Audit Committee)

Capella Minerals Limited

2021 ANNUAL MEETING VOTING RESULTS:

For: 96.44%

Withheld: 3.56%

Ms. Little has been an independent geological consultant since 2014. Formerly, she was the founding Chief Executive Officer, President and a director (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. Ms. Little became a director of Pure Energy Minerals Limited in March 2015 and a director of Tinka Resources Limited in April 2016. In May 2018, Ms. Little became a director of Capella Minerals Limited (formerly known as New Dimension Resources Ltd.). Her industry experience includes 15 years in Latin America with major mining companies Newmont Chile, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments. Ms. Little has served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014 and is currently appointed to the SEG Council. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado and is a Qualified Person under National Instrument 43-101.

	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	COMPANY SHARES:	301,128
	RESTRICTED SHARE RIGHTS:	115,000
	TOTAL “AT-RISK” MARKET VALUE:	C$4,685,601 (2)

Vera Kobalia Age: 40 British Columbia, Canada	DIRECTOR SINCE: June 15, 2018 Independent	COMMITTEE MEMBERSHIP: N/A
AREAS OF EXPERTISE: g Public Policy and Government g Political Risk Assessment PRINCIPAL OCCUPATION: Government Advisor

Ms. Kobalia is the founder of Kobalia Consulting, a private consultancy advising public and private sector leaders around the world since 2013. Clients have included local and federal governments of Australia, Kazakhstan, Philippines, United Arab Emirates, Indonesia, and the United Kingdom. She is also co-founder of Olyn Inc., a blockchain based solution for asset registry. Ms. Kobalia is an AsiaGlobal Fellow at the University of Hong Kong. Formerly, she was an International Doing Business Advisor for the Australia Indonesia Partnership for Economic Governance in Jakarta, Indonesia from January 2016 to February 2018. From February to July 2015, she was the Deputy Chair of the Board for the Astana Expo 2017 National Company in Astana, Kazakhstan. From October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia for the period from June 2010 to October 2012. Ms. Kobalia is currently a visiting lecturer at the European Academy of Diplomacy (Warsaw, Poland); a member of the People’s Panel at the Centre of Public Impact (London, UK); and a member of the Economic Development Advisory Committee for the City of New Westminster, British Columbia. Ms. Kobalia was recognized as one of Business in Vancouver’s “Top 40 Under 40” award winners in 2019 and is a frequent speaker at various international forums including the World Economic Forum, where she was a Board Member on the Global Council for Development Finance in 2018-2019. She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. She holds a diploma in Information Technology Management from the British Columbia Institute of Technology.

OTHER PUBLIC COMPANY DIRECTORSHIPS AND (MEMBERSHIPS): N/A 2021 ANNUAL MEETING VOTING RESULTS: For: 99.54% Withheld: 0.46%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly
	COMPANY SHARES:	3,000
	RESTRICTED SHARE RIGHTS:	57,000
	TOTAL “AT-RISK” MARKET VALUE:	C$675,600 (2)

(1)

For details concerning Stock Options (as hereinafter defined in this Circular) held by each of the above persons and the year-end “at risk” value of their Stock Options, kindly refer to the specific disclosure contained within the “EXECUTIVE COMPENSATION” section of this Circular.

(2)	Based on the closing price of the Shares on the TSX on April 14, 2022, of C$11.26.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company, no proposed Director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, chief executive officer or chief financial officer of any company (including the Company) that:

i

was the subject, while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

ii

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, chief executive officer or chief financial officer but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company; or

(b)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director;

other than John P.A. Budreski. Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect.

INTERLOCKING DIRECTORSHIPS/COMMITTEE APPOINTMENTS

Some of the Directors serve together on other public company Boards and committees, as follows:

Director	Other Public Company Boards	Other Public Company Board Committees

David Awram Andrew T. Swarthout	Pucara Gold Ltd. Pucara Gold Ltd.	Chair of the Audit Committee Member of the Audit Committee

MEETING ATTENDANCE

The table below presents the Director attendance at Board and committee meetings held during 2021. Director attendance at the annual Shareholders’ meeting held each year is not mandatory, however, historically, a majority of the Directors have attended the Company’s annual Shareholder meetings. Non-committee member Directors also regularly attend Audit Committee meetings as guests.

Attendance Chart

Director	Board Meetings (2)		Audit Committee Meetings (1)		Corporate Governance & Nominating Committee Meetings		Compensation Committee Meetings

	#	%	#	%	#	%	#	%

Nolan Watson	7/7	100%	-	-	-	-	-	-

David Awram	7/7	100%	-	-	-	-	-	-

David E. De Witt	7/7	100%	4/4	100%	1/1	100%	1/1	100%

John P.A. Budreski	7/7	100%	4/4	100%	1/1	100%	1/1	100%

Andrew T. Swarthout	7/7	100%	4/4	100%	1/1	100%	-	-

Mary L. Little	7/7	100%	-	-	1/1	100%	1/1	100%

Vera Kobalia	7/7	100%	-	-	-	-	-	-

(1)	The members of the Company’s Audit Committee (the “Audit Committee”) meet in camera with the Company’s auditors at each Audit Committee meeting.
(2)

Although the Board only met on a formal basis seven times in 2021, other matters to be considered by the Board were circulated to, discussed by and approved by the Board by consent resolution throughout 2021.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), are the auditors of the Company and were first appointed as auditors of the Company on June 17, 2016.

Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the appointment of PwC as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Approval of Amendment to and Unallocated Stock Options under Stock Option Plan

BACKGROUND

The terms of the Stock Option Plan and other disclosure related to the Stock Option Plan which is required by the TSX is set forth in detail in this Circular under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS – Stock Option Plan”.

AMENDMENTS TO THE STOCK OPTION PLAN

As discussed in this Circular under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS – Stock Option Plan”, the Corporate Governance & Nominating Committee and the full Board have recently reviewed the Stock Option Plan and the Board approved certain housekeeping and other appropriate amendments to it in April 2022 (defined below in this Circular as “2022 Stock Option Plan Amendments”).

Apart from some very minor amendments approved by the Board which are of a general housekeeping nature, one of the 2022 Stock Option Plan Amendments is the inclusion of the following provision to the list of permitted amendments set forth in section 6.7(a) of the Stock Option Plan, as new item (viii), which provision will not require Shareholder approval in the future (and as permitted pursuant to TSX guidance on equity compensation plans):

“(viii)	to add a cashless exercise feature to the Plan, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the Plan reserve”.

The addition of this provision to the list of permitted amendments set forth in the aforementioned section 6.7(a) in the Stock Option Plan not requiring Shareholder approval, provides the Company with the ability to add a cashless exercise feature to the Stock Option Plan if, in the future, the Company determines that it wishes to have greater flexibility in facilitating the exercise of Stock Options. This amendment to the Stock Option Plan is the only amendment made by the Board in 2022 which is subject to the approval of the Shareholders at the Meeting; however, all of the 2022 Stock Option Plan Amendments are subject to final approval by the TSX.

Other than the 2022 Stock Option Plan Amendments, all of the other provisions of the Stock Option Plan remain unchanged and in full force and effect. The Board has approved the 2022 Stock Option Plan Amendments, subject to the approval of the Shareholders to the above-noted provision.

A blacklined copy of the full text of the proposed form of amended Stock Option Plan comparing it to the form of Stock Option Plan previously approved by the Shareholders in 2016 is attached to this Circular as Schedule “A”.

APPROVAL OF UNALLOCATED STOCK OPTIONS

When Stock Options are granted pursuant to the Stock Option Plan, Shares that are reserved for issuance pursuant to these outstanding unexercised Stock Options are considered “allocated” Stock Options by the TSX. As the maximum number of Shares which may be issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements (i.e. the Restricted Share Plan), is set at 8.5% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time, additional Shares may be issued by the Company under the Stock Option Plan which are not the subject of current unexercised Stock Option grants, and these are considered to be “unallocated” Stock Options by the TSX. Pursuant to Section 613 of the TSX Company Manual, all unallocated Stock Options, rights, or other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the listed issuer’s directors and by the listed issuer’s security holders every three years after the institution of the arrangement.

In the case of the Company’s Stock Option Plan, amendments were last approved by Shareholders at the Annual General and Special Meeting of Shareholders held on June 8, 2016, which approval also included all unallocated Stock Options. Approval solely to unallocated Stock Options under the Stock Option Plan was last approved by Shareholders at the Annual General and Special Meeting of Shareholders held on June 7, 2019. The Board approved all unallocated Stock Options under the Company’s Stock Option Plan on April 14, 2022, and Shareholders are being asked to approve such unallocated Stock Options at the Meeting.

APPROVAL BY SHAREHOLDERS

As required by the TSX, an ordinary resolution will be placed before the Shareholders at the Meeting to approve the sole amendment to the Stock Option Plan which requires Shareholder approval (the “Sole Amendment Resolution”), as well as a separate second ordinary resolution to approve the unallocated Stock Options under the Stock Option Plan (the “Unallocated Options Resolution”). Shareholder approval to the Unallocated Options Resolution will be effective for three years from the date of the Meeting.

With respect to the Unallocated Options Resolution, if approval is not obtained at the Meeting, Stock Options which have not been allocated as of June 7, 2022, and Shares underlying Stock Options which are outstanding as at June 7, 2022 and are subsequently cancelled or terminated will not be available for the new grant of Stock Options under the Stock Option Plan. Previously allocated Stock Options will be unaffected by the approval or disapproval by the Shareholders of the Unallocated Options Resolution.

With respect to the Sole Amendment Resolution, if approval is not obtained at the Meeting, the remaining 2022 Stock Option Plan Amendments shall continue in full effect.

The Board and management consider the approval of the Sole Amendment Resolution and the separate approval of the Unallocated Options Resolution to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Sole Amendment resolution and FOR the approval of the Unallocated Options Resolution.

The text of the ordinary resolution approving the Sole Amendment Resolution is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

“RESOLVED, with or without amendment, that, subject to receipt of regulatory approval:

1	that certain amendment to the Company’s Stock Option Plan, which adds an additional provision to section 6.7(a) of the Stock Option Plan titled “Amendments to the Plan” as follows: “(viii) to add a cashless exercise feature to the Plan, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the Plan reserve”, all as described in the Company’s Management Information Circular dated April 14, 2022, be and is hereby ratified and approved; and

2

any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”

The text of the ordinary resolution approving the Unallocated Options Resolution is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

“RESOLVED, with or without amendment, that, subject to receipt of regulatory approval:

1

all unallocated Stock Options under the Stock Option Plan of the Company, as amended from time to time, are hereby approved and authorized and the Company is authorized to continue granting Stock Options under the Stock Option Plan until June 3, 2025, which is the date that is three years from the date upon which Shareholder approval is being sought; and

2

any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”

Approval of Unallocated Restricted Share Rights under Restricted Share Plan

BACKGROUND

The terms of the Restricted Share Plan and other disclosure related to the Restricted Share Plan which is required by the TSX is set forth in detail in this Circular under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS – Restricted Share Plan”.

The Restricted Share Plan was transitioned into a fixed maximum evergreen plan in 2019. The evergreen feature of the Restricted Share Plan means that the maximum number of Shares reserved for issuance from treasury under the Restricted Share Plan is automatically replenished by that amount of Shares which is equal to the number of Shares issued by the Company from time to time upon the vesting of any Restricted Share Rights. The adoption of this Automatic Replenishment Feature in the Restricted Share Plan in 2019 made the Restricted Share Plan a fixed maximum evergreen plan under the policies of the TSX, requiring that the Shareholders approve the unallocated Restricted Share Rights under the Restricted Share Plan at the Shareholder Meeting held on June 7, 2019, and at least once every three years thereafter (i.e. by not later than June 7, 2022).

The Restricted Share Plan was last approved by Shareholders at the Annual and Special Meeting of Shareholders held on June 7, 2019, including all unallocated Restricted Share Rights. The Board last approved all unallocated Restricted Share Rights under the Company’s Restricted Share Plan on April 14, 2022.

As required by the TSX, an ordinary resolution will be placed before the Shareholders at the Meeting to approve the unallocated Restricted Share Rights under the Restricted Share Plan (“Unallocated RSRs Resolution”). This Shareholder approval will be effective for three years from the date of the Meeting.

APPROVAL BY SHAREHOLDERS

If approval is not obtained at the Meeting, Restricted Share Rights which have not been allocated as of June 7, 2022, and Shares underlying Restricted Share Rights which are outstanding as at June 7, 2022 and are subsequently cancelled or terminated, will not be available for the new award of Restricted Share Rights under the Restricted Share Plan. Previously allocated Restricted Share Rights will be unaffected by the approval or disapproval by the Shareholders of the Unallocated RSRs Resolution.

The Board and management consider the approval of the Unallocated RSRs Resolution to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Unallocated RSRs Resolution.

The text of the ordinary resolution approving the Unallocated RSRs Resolution is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

“RESOLVED, with or without amendment, that:

1

all unallocated Restricted Share Rights under the Restricted Share Plan of the Company, as amended from time to time, are hereby approved and authorized and the Company is authorized to continue awarding Restricted Share Rights under the Restricted Share Plan until June 3, 2025, which is the date that is three years from the date upon which Shareholder approval is being sought; and

2

any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”

Other Matters

Management of the Company does not intend to introduce any other business at the Meeting and is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

General Proxy Information

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a shareholder of the Company (a “Shareholder”) in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shares (as hereinafter defined) represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the Share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares they beneficially own. In addition, under New York Stock Exchange (“NYSE”) rules, an Intermediary subject to the NYSE rules and who has not received specific voting instructions from the Non-Registered Shareholder may not vote the Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountant. The approval of the number of Directors and the election of Directors, on the other hand, are each “non-routine” proposals. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If a Non-Registered Shareholder does not specify a choice and the Non-Registered Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Shareholders of the Company’s securities. If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Revocability of Proxy

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf. Intermediaries may have different rules and procedures relating to proxy instructions and Non-Registered Shareholders should contact their Intermediary for additional information.

Notice and Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their Shareholders of the availability of all proxy-related materials on an easily accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials on its website at www.sandstormgold.com. The Meeting Materials will be available on the Company’s website as of April 26, 2022 and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com (Canada) or at www.sec.gov (United States) as of April 26, 2022.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kim Bergen at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 232, or from outside North America by calling 778-945-0972, or by e-mail at info@sandstormgold.com. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. Those Shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of the Meeting Materials.

Voting Securities and Principal Holders Thereof

The Company is authorized to issue an unlimited number of Shares, of which 192,224,215 Shares are issued and outstanding as of April 14, 2022. Persons who are Registered Shareholders at the close of business on April 14, 2022, will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company, except the following:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares

Van Eck Associates Corporation (1)	20,290,035 (2)	10.56%

(1)	Van Eck Associates Corporation (“VEAC”) is an investment manager as defined in National Instrument 62-103, The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.
(2)

VEAC reported control over these Shares of the Company as of March 31, 2022, which Shares are held in the exchange traded fund business unit over which VEAC has investment authority. VEAC is deemed to have control over, but not ownership of these Shares.

Executive Compensation

Named Executive Officers

For the purposes of the Executive Compensation section of this Circular, the following five individuals are referred to as the “Named Executive Officers” or “NEOs”:

Name	Title

Nolan Watson	President and Chief Executive Officer (“CEO”)

David Awram	Senior Executive Vice-President

Erfan Kazemi	Chief Financial Officer (“CFO”)

Tom Bruington	Executive Vice-President, Project Evaluation

Ian Grundy	Vice-President, Corporate Development

Compensation Discussion and Analysis

COMPENSATION PROGRAM OVERVIEW

▶   Objectives of Compensation Program

The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Company’s compensation programs are designed to attract, motivate and retain high-caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Shareholders.

▶  Compensation Philosophy

The following key principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

▶  Compensation Goals

1

Attract, Hold and Inspire Key Talent — the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

a competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with similar opportunities; and

providing an opportunity to participate in the Company’s growth through Stock Options and Restricted Share Rights (as hereinafter defined in this Circular).

2

Alignment of Interest of Management with Interest of the Company’s Shareholders — the compensation package meets the goal of aligning the interests of management with the interest of the Company’s Shareholders through the following elements:

the award of Stock Options and Restricted Share Rights, each of which aligns both the upside potential and the downside risk of returns. If the price of the Company’s Shares increases over time, both executives and Shareholders will benefit;

staged vesting of both Stock Options and Restricted Share Rights (over a period of three years), each of which drives management to create long-term Shareholder value, rather than focusing on short-term increases. The vesting element also encourages executives to remain with the Company; and

an executive Share ownership policy which requires that management (and the independent members of the Board) own a minimum number of Shares (please refer to the “CORPORATE GOVERNANCE - Stock Ownership Guidelines Policy” portion of this Circular for full details).

▶  Compensation Risk Assessment and Governance

The Company’s Compensation Committee was formed in May 2015 and is responsible for reviewing the overall executive compensation program on an annual basis and considering the implications of the risks associated with the Company’s executive compensation policies, philosophy and practices. The Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the Named Executive Officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. Short-term incentive structures (i.e. annual performance-based cash incentives) are designed to include multiple elements so as to mitigate the risk of maximizing one component at the expense of another. Long-term components, such as the award of Restricted Share Rights or the grant of Stock Options, are all subject to three year vesting periods, thus reducing incentives on the part of executives to engage in any imprudent short-term risks. The realization of value from the long-term incentive component of the executive compensation program is entirely dependent upon long-term appreciation in Shareholder value. In addition to these structural components, the Compensation Committee also has regard to the fact that two of the Named Executive Officers are original founders of the Company and continue to retain significant personal shareholdings in the Company and therefore have a direct personal interest in the maximization of Shareholder value over the long-term. Additionally, the Company has adopted a number of policies and guidelines which further discourage inappropriate or excessive risk-taking and promote a culture of ownership among the Company’s senior executives, as outlined in the table below:

POLICY/GUIDELINE	APPLIES TO	HOW

Clawback Policy

The CEO, President, CFO, Controller, any Vice-President of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy making function for the Company.

Applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The Clawback Policy applies to any incentive-based compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results.

Anti-Hedging Policy

All Directors, officers and employees of the Company or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company.

The Company does not permit its executive officers, employees or Directors to hedge any of the equity compensation granted to them – i.e. the Anti-Hedging Policy prohibits directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk.

Stock Ownership Guidelines Policy	The CEO, CFO, Senior Executive Vice-President, Senior Vice-President of Corporate Development and the Executive Vice-President, Project Evaluation as well as each of the non-employee Directors.

Required to hold Shares/Restricted Share Rights (unexercised Stock Options, whether vested or not, do not apply) which are worth a specified multiple of their annual base salary (in the case of the NEO’s) or the cash annual retainer (in the case of the non-employee Directors). The applicable guideline level of Share ownership were expected to be satisfied by all of the Directors, excepting Vera Kobalia, by March 30, 2021. Vera Kobalia was elected to the Board at the 2018 Shareholder Meeting and thus will be expected to satisfy her applicable guideline level of Share ownership by June 15, 2023.

Aligns the financial interests of the Company’s NEOs and non-employee Directors with those of the Shareholders. See page 81 for details on the Stock Ownership Guidelines Policy.

Double Trigger vesting of equity upon change of control	All executives and employees of the Company who have been awarded equity-based compensation (i.e. Stock Options/Restricted Share Rights)	Stock Option/Restricted Share Rights awards are subject to double trigger vesting (i.e. change of control and subsequent termination without cause or with good reason).

Please refer to “Clawback Policy”, “Anti-Hedging Policy” and “Stock Ownership Guidelines Policy”, under “CORPORATE GOVERNANCE” in this Circular for additional details concerning these important policies.

There are no risks that have been identified in the Company’s compensation policies or practices that would reasonably be likely to have a material adverse effect on the Company.

ROLE OF THE COMPENSATION COMMITTEE

The Compensation Committee was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management (collectively referred to under this heading only as, “Executive Management”) in a manner that will enhance the sustainable profitability and growth of the Company.

The members of the Compensation Committee are John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE rules. The Compensation Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Compensation Committee, including experience with financial matters, human resources and management of public companies. The skills and experience of the individual members of the Compensation Committee enable the Compensation Committee to make the necessary decisions on the suitability of the Company’s compensation policies and practices.

In accordance with the Terms of Reference for the Compensation Committee, the Compensation Committee shall:

meet at least once per year;

review and recommend the compensation philosophy and guidelines for the Company, including considering the implications of the potential risks associated with the Company’s compensation policies and programs;

lead the annual CEO review/evaluation process and recommend CEO compensation to the Board for approval and report the results of the process to the Board;

in consultation with the CEO, review the CEO’s assessment of non-CEO Executive Management and fix the compensation of each member of non-CEO Executive Management for recommendation to the Board for approval;

in consultation with the CEO, review and make recommendations to the Board for its approval: (i) all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to Executive Management; (ii) benefit plans applicable to Executive Management; and (iii) any stock option plan, restricted share plan, performance share plan, or other similar equity-based plan and the granting/awarding of any amounts under such plans;

review and recommend for approval any agreements providing for the payment of benefits following a change of control or severance of Executive Management following a termination of employment; and

annually review the Directors’ compensation program and make any recommendations to the Board for approval.

The Compensation Committee has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so.

A copy of the Terms of Reference for the Compensation Committee may be accessed on the Company’s website at www.sandstormgold.com.

During 2021, the Compensation Committee reviewed the Company’s past and current compensation levels for executives in the context of practices in the current market and with reference to an array of companies with similar attributes, which companies were selected by the Compensation Committee as set out below under “Benchmarking” (the “2021 Combined Comparator Group”). The Compensation Committee made recommendations to the Board after reviewing these matters, discussing various factors with management, comparing compensation to the 2021 Combined Comparator Group, and receiving recommendations from the CEO with respect to 2022 annual base salaries and 2021 annual performance-based cash incentives and long-term incentive awards for the Company’s non-CEO executive officers. In making its recommendations to the Board, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines.

▶  Role of the CEO in 2021 with the Compensation Committee

The CEO completed an annual review and assessment of each executive’s performance. Based on his evaluation, the CEO made a recommendation to the Compensation Committee on base salaries, cash bonuses and long-term incentive plan awards for each executive, which was taken into consideration by the Compensation Committee in completing its review and ultimate recommendations to the Board. While the CEO may make recommendations with respect to his own compensation, the ultimate recommendation for Board approval with respect to CEO compensation is made by the Compensation Committee in its sole discretion.

▶  Benchmarking

The Compensation Committee members believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly traded mining and royalty companies of similar size, as determined by market capitalization and complexity, to the Company and that are based in North America. The following table summarizes the 2021 Combined Comparator Group used for the purpose of determining 2022 annual base salaries and 2021 annual bonuses and equity-based compensation:

2021 Combined Comparator Group

Mining Companies		Royalty Companies

Coeur Mining, Inc.	New Gold Inc.	Altius Minerals Corporation

Dundee Precious Metals Inc.	Orla Mining Ltd.	Maverix Metals, Inc.

Eldorado Gold Corporation	Seabridge Gold Inc.	Osisko Gold Royalties Ltd.

Fortuna Silver Mines Inc.	Silvercorp Metals Inc.	Royal Gold, Inc.

Gatos Silver, Inc.	SilverCrest Metals Inc.	Triple Flag Precious Metals Corp.

IAMGOLD Corporation	Torex Gold Resources Inc.

K92 Mining Inc.	Victoria Gold Corp.

MAG Silver Corp.	Wesdome Gold Mines Ltd.

EXECUTIVE COMPENSATION ELEMENTS

It is the compensation philosophy of the Company to provide a market-based total compensation package consisting of a blend of base salaries, cash bonuses and long-term equity incentives in the form of stock options (“Stock Options”) and/or restricted share rights (“Restricted Share Rights” or “RSRs”).

For the financial year ended December 31, 2021, the Company’s executive compensation program consisted of the following elements:

base salary;

annual performance-based cash incentives;

equity compensation consisting of Restricted Share Rights;

equity compensation consisting of Stock Options; and

medical and other benefits.

The Company believes that the bonus, Stock Option and/or Restricted Share Rights components of compensation serve to further align the interests of management with the interests of the Shareholders.

The specific rationale and design of each of these elements are outlined in detail below:

ELEMENT OF COMPENSATION	SUMMARY AND PURPOSE OF ELEMENT

Base Salary	Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The Compensation Committee will review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. The Compensation Committee intends to recommend annual salary adjustments by December of each year for the 12-month period from January 1 to December 31 of the following year.

Annual Performance- Based Cash Incentives	Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance, including in relation to the Company’s acquisition and growth initiatives. In recommending annual performance-based awards, the Compensation Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing. The Compensation Committee considers and reviews annual performance-based cash awards as part of its overall annual assessment of the Company and individual performance. The Compensation Committee intends to recommend awards by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Restricted Share Rights

The award of Restricted Share Rights under the Company’s Restricted Share plan (the “Restricted Share Plan”) is a variable and discretionary component of compensation intended to reward the Company’s executive officers for accretively growing the Company and increasing the value of the Shares. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s Shareholders through the possible increase in the price of the Shares over time. Restricted Share Rights always have a minimum vesting period of three years and are settled in Shares on vesting.

The Compensation Committee considers and reviews awards of Restricted Share Rights as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the award of Restricted Share Rights by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Stock Options

The granting of Stock Options under the Company’s Stock Option plan (the “Stock Option Plan”) is a variable and discretionary component of compensation intended to incentivize the Company’s executive officers to accretively grow the Company and increase the value of the Shares. Stock Option grants always have a term of five years with a minimum vesting period of three years attached.

The Compensation Committee considers and reviews the grant of Stock Options as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the grant of Stock Options by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Other Compensation (Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

Total compensation, which is comprised of base salaries, bonuses, Stock Options and/or Restricted Share Rights awards, is generally set at the average compared to industry peers, typically with base salaries targeted at lower than average and variable elements (i.e. bonuses and Stock Options/Restricted Share Rights) targeted at higher than average.

The Company does not currently plan on making any significant changes to its compensation policies and practices in the next financial year.

The breakdown of each element of compensation of the CEO as a percentage of total compensation is reflected in the following pie chart for 2021:

▶  Base Salary

In determining the base salary of a Named Executive Officer, the Compensation Committee considers the recommendations made annually by the CEO and reviews the remuneration paid to executives with similar titles (including the CEO) at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Compensation Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his/her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions. As previously mentioned, base salaries are reviewed at least annually, typically by December of each year for the 12-month period from January 1 to December 31 of the following year.

Based on the average of comparable positions in the 2021 Combined Comparator Group utilized by the Company in December 2021 to establish the 2022 base salaries of its executives, the 2022 base salary established for: (i) the CEO (Mr. Watson) was set within the “below average” range; (ii) the Senior Executive Vice-President (Mr. Awram) was set within the slightly “above average” range (compared only to the mining company peer group portion of the 2021 Combined Comparator Group, based on COO data); and (iii) the CFO (Mr. Kazemi) was set within the “median rounded” range. The 2022 base salary established for the Executive Vice-President, Project Evaluation (Mr. Bruington) was set above the 75th percentile of comparative data from the 2021 Combined Comparator Group (mining peer group only) due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company. In the case of the Vice-President, Corporate Development (Mr. Grundy), his 2022 base salary was set at slightly above the 25th percentile of comparative data from the 2021 Combined Comparator Group.

The comparator group utilized with respect to the 2021 base salaries reported herein is disclosed in the Management Information Circular dated April 26, 2021, prepared for the Annual General Shareholder Meeting held on June 11, 2021.

2021/2022 Base Salaries

Named Executive Officer	2021 Base ($) (1)	2022 Base ($) (1)	% Change

Nolan Watson	354,960	378,624	6.7%

Erfan Kazemi	272,136	315,520	15.9% (2)

David Awram	299,744	315,520	5.3%

Tom Bruington	441,728	473,280	7.1%

Ian Grundy	157,760	216,920	37.5% (3)

(1)

Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2021, as quoted by the Bank of Canada (“BofC”) of C$1.00 = US$0.7888.

(2)	Mr. Kazemi’s base salary for 2022 was raised to bring it into parity with that paid to Mr. Awram.
(3)	Mr. Grundy’s base salary for 2022 was raised to reflect his increased responsibilities within the Company’s corporate development group.

▶  Annual Performance-Based Cash Incentives

As discussed above, in determining the annual cash bonus of a Named Executive Officer, the Compensation Committee considers the recommendations made by the CEO in assessing the Company and each Named Executive Officer’s personal performance over the past year, other than with respect to the CEO’s own compensation, which is determined by the Compensation Committee and ultimately approved by the Board. The Compensation Committee assesses the following Company performance indicators:

The value and accretiveness of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions, including such metrics as cash-flow per Share, reserves per Share and resources per Share. This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.

Relative Share performance is evaluated based on the Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the applicable comparator group. The Compensation Committee believes this performance indicator aligns the interests of management to the interests of shareholders.

Debt and equity financing(s) successfully completed during the financial year. The Compensation Committee believes this performance indicator may be an important element in the Company’s ability to successfully attract and close streaming transactions.

Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.

The Compensation Committee also reviews the individual personal performance of each of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors. Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold. When applying the financial performance criteria, the Compensation Committee emphasizes factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. The general guideline weightings of each component of compensation considered by the Compensation Committee for 2020/2021/2022 are set out in the chart below:

40%	Value and Accretiveness of Completed Transactions

30%	Relative Share Price Performance

20%	Debt & Equity Financings Completed

10%	General and Administrative Cost Control and ESG (as hereinafter defined) and Other Matters

For 2021, the Compensation Committee observed that, although there were worldwide economic and other challenges related to the ongoing COVID-19 pandemic, effective cost management and strength in the Company’s balance sheet remained key components of management’s strategy. With the Company’s available cash, plus incoming cash flow from operations, management was able to continue to pursue transactions on behalf of the Company, with the result that 2021 was another strong building year for the Company, during which it, inter alia:

had a record setting acquisition of streams and royalties via the allocation of over $200 million;

upsized its credit facility to $350 million;

repurchased approximately 5.5 million of its Shares pursuant to the Company’s Share buyback program;

finalized and released the NI 43-101 Feasibility Study for the Hod Maden Project following the successful approval of the Hod Maden Project Environmental Impact Assessment by the Turkish government;

was rated “AA” by MSCI and was rated by Sustainalytics as the third highest achiever (i.e., lowest risk) out of 123 in the “precious metals industry” and second highest achiever (i.e., lowest risk) out of 96 in the “subindustry category—gold”; and

initiated its inaugural dividend.

(collectively referred to in this Circular as the “2021 Corporate Achievements”).

The 2021 Corporate Achievements were accomplished as a direct result of the collective efforts and performance of the Company’s Named Executive Officers and their respective support teams.

As previously mentioned, typically annual cash bonus awards are made by December of each year for the 12-month period from January 1 to December 31 of the current completed year. In early December 2021, the Compensation Committee recommended, and the full Board approved, the award of bonuses to all but one of the NEOs.

The table below outlines NEO bonuses for 2021 expressed as a percentage of each NEO’s 2021 base salary:

2021 Bonuses

Named Executive Officer	2021 Base ($) (1)	2021 Bonus ($) (1)	% of 2021 Base Salary

Nolan Watson	354,960	445,672	126%

Erfan Kazemi	272,136	276,080	101%

David Awram	299,744	276,080	92%

Tom Bruington	441,728	-	-

Ian Grundy	157,760	197,200	125%

(1)

Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2021, as quoted by the BofC of C$1.00 = US$0.7888.

The Company’s compensation philosophy has been to target variable compensation bonuses at higher than average compared to the applicable comparator group. Cash-based incentives awarded by the Company for fiscal 2021 to its Named Executive Officers based on similar positions at the 2021 Combined Comparator Group were: (i) set within the “below average” range for the CEO (Mr. Watson; (ii) set within the “average rounded” range for the CFO (Mr. Kazemi); (iii) set within the “above average” range for the Senior Executive Vice-President (Mr. Awram); and (iv) set slightly above the 25th percentile of comparative data for the Vice-President, Corporate Development (Mr. Grundy). As noted above, Mr. Bruington did not receive a cash bonus for 2021.

The Compensation Committee may exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any proposed award or payout.

It was noted by the Compensation Committee that the total compensation package for Mr. Watson was set at the “below average” range compared to the 2021 Combined Comparator Group and was comprised of: (i) a “below average” base salary for 2022; (ii) a “below average” cash bonus for 2021, and (iii) stock-based compensation for 2021 which is slightly below the 75th percentile. The Compensation Committee noted that the total compensation package for Mr. Awram was set at the “above average” range compared only to the mining company peer group portion of the 2021 Combined Comparator Group and was comprised of: (i) a slightly “above average” base salary for 2022 (based upon COO data); (ii) an “above average” cash bonus for 2021; and (iii) stock-based compensation for 2021 which is above the 75th percentile (also based upon COO data). They further noted that the total compensation package for Mr. Kazemi was set at slightly above the 75th percentile compared to the 2021 Combined Comparator Group and was comprised of: (i) a slightly above the “median rounded” base salary for 2022; (ii) an “average rounded” bonus for 2021, and (iii) stock-based compensation for 2021 which is above the 75th percentile.

In the case of the Executive Vice-President, Project Evaluation (Mr. Bruington), his total compensation package was originally established in accordance with the contractual terms set forth in his employment agreement with the Company and was increased over time based upon his performance and extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company.

In the case of the Vice-President, Corporate Development (Mr. Grundy), his total compensation package was set within the below 25th percentile of comparative data from 2021 Combined Comparator Group.

▶   Restricted Share Rights

Restricted Share Rights may be awarded under the Restricted Share Plan. The Restricted Share Plan provides that Restricted Share Rights may be granted to participants (as defined in the Restricted Share Plan) as a discretionary payment in consideration of past services to the Company. The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of such persons and to secure for the Company and the Shareholders the benefits inherent in the ownership of Shares by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Company. The Restricted Share Plan has been and may be used in the future to provide Restricted Share Rights which are awarded based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. The quantum of individual Restricted Share Rights awards to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Restricted Share Rights to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Restricted Share Rights as of the date of award.

In December 2021, the Compensation Committee recommended, and the full Board approved, the award of Restricted Share Rights to two of the five Named Executive Officers as a discretionary payment in consideration of services to the Company. Restricted Share Rights were not awarded to Messrs. Watson, Awram and Kazemi, as the value of the equity compensation awarded by the Company to these three senior executives of the Company for 2021 was satisfied solely by the grant to them of Stock Options, the details of which are set forth below under “2021 Stock Option Awards”.

An aggregate of 98,000 Restricted Share Rights (representing approximately 0.05% of the issued and outstanding Shares at December 31, 2021) were awarded to two of the five Named Executive Officers, as follows:

2021 RSR Awards

Named Executive Officer	Number of RSRs Awarded (1)	Value ($) (2)

Nolan Watson	-	-

Erfan Kazemi	-	-

David Awram	-	-

Tom Bruington	78,000	$441,760

Ian Grundy	20,000	$113,272

(1)	All of the above awards were effective December 10, 2021, at a deemed value of C$7.18 per RSR based upon the closing price of the Shares on the TSX on the award date.
(2)

Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2021, as quoted by the BofC of C$1.00 = US$0.7888.

These Restricted Share Rights all vest over a three-year period, the first one-third of which vests on the first anniversary of the date of the award. None of these awards were based, wholly or in part, upon the attainment of any specific “financial reporting measure” which would make such awards subject to recovery pursuant to the terms of the Company’s Clawback Policy. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information.

Please refer to “Restricted Share Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Restricted Share Plan.

▶ Stock Options

Stock Options may be granted pursuant to the Stock Option Plan. The Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants to have equity participation in the Company through the acquisition of Shares. The Stock Option Plan has been and may be used in the future to provide Stock Options which are granted based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of Stock Options to be granted to the Company’s executive officers, the Compensation Committee takes into account the number of Stock Options, if any, previously granted to each executive officer, and the exercise price of any outstanding Stock Options to ensure that such grants are in accordance with the policies of the TSX and to closely align the interests of the executive officers with the interests of the Shareholders. The quantum of individual Stock Option grants to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Stock Options to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Stock Options as of the date of grant.

In December 2021, the Compensation Committee recommended, and the Board approved, the award of Stock Options to each of the five Named Executive Officers.

An aggregate of 2,370,000 Stock Options (representing approximately 1.2% of the issued and outstanding Shares at December 31, 2021) were awarded to the five Named Executive Officers, as follows:

2021 Stock Option Awards

Named Executive Officer	Number of Stock Options Awarded	Value ($) (1)

Nolan Watson	800,000	$1,060,147

Erfan Kazemi	590,000	$781,859

David Awram	590,000	$781,859

Tom Bruington	250,000	$331,296

Ian Grundy	140,000	$185,526

(1)

All awards were effective December 10, 2021, at an exercise price of C$7.18, being the closing price of the Shares on the TSX on the award date. The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value (C$1.68) and relied on the following key assumptions and estimates for the 2021 calculations: grant date Share price and exercise price of C$7.18; expected stock price volatility 36.0%; risk free interest rate 0.95%; assumption of annual rate of dividends of 1.22%; and expected life of options of three years. Canadian dollar values have been converted to United States Dollars (C$1.68 = ~$1.33) for reporting purposes in the table above at the indicative exchange rate on December 31, 2021, as quoted by the BofC of C$1.00 = US$0.7888.

These Stock Options all vest annually over a three-year period, the first one-third of which vests on the first anniversary of the date of the grant. None of these grants were based, wholly or in part, upon the attainment of any “financial reporting measure” which would make such grants subject to recovery pursuant to the terms of the Company’s Clawback Policy.

The Company’s compensation philosophy is to target variable compensation in the form of Stock Options/Restricted Share Rights at higher than average compared to the applicable comparator group and, accordingly, equity compensation awarded by the Company for fiscal 2021 to its Named Executive Officers based on similar positions at the 2021 Combined Comparator Group was set within the above or slightly below 75th percentile range for each of the CEO (Mr. Watson), the Executive Vice-President (Mr. Awram) and the CFO (Mr. Kazemi). In the case of the Executive Vice-President, Project Evaluation (Mr. Bruington), equity compensation awarded by the Company for fiscal 2021 to Mr. Bruington based on similar positions at the 2021 Combined Comparator Group was set well above the 75th percentile range. The case of Mr. Grundy, equity compensation awarded by the Company for fiscal 2021 to Mr. Grundy based on similar positions at the 2021 Combined Comparator Group was set above the 25th percentile range.

Please refer to “Stock Option Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Stock Option Plan.

▶ Other	Compensation — Perquisites

During the financial year ended December 31, 2021, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

▶ Performance	Graph

The following graph compares our total Shareholder return to the capital markets for the past five years ending December 31, 2021. It shows the change in value of C$100 invested in the Shares on December 31, 2016, compared

Sandstorm Gold Ltd.
S&P/TSX Composite Index
S&P/TSX Global Gold Index
$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
2016
2017
2018
2019
2020
2021

to C$100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

(in C$)	2016	2017	2018	2019	2020	2021

Sandstorm Gold Ltd.	$100.00	$119.17	$119.92	$183.87	$173.06	$148.96

S&P/TSX Composite Index	$100.00	$109.10	$99.40	$122.14	$128.98	$161.34

S&P/TSX Global Gold Index	$100.00	$101.35	$97.86	$138.28	$168.84	$159.83

Since 2012, the Company has provided significant growth for its Shareholders, although that growth was tempered in 2013 due to sharp declines in the price of gold which resulted in capital exiting the gold sector, driving equity prices down. 2014 was another challenging year for the gold sector and the Company’s total Shareholder return performance continued to weaken in conjunction with the overall weakness in the gold equity market. In 2015, the Company’s stock price outperformed its mining peer group by 7% and outperformed its royalty peer group by 3%. In 2016, the Company’s stock price was comparable to its mining peer group and outperformed its royalty peer group by 20%. In 2017, the Company’s stock price outperformed its mining peer group by 25% and outperformed its royalty peer group by 20%. In 2018, the Company’s stock price outperformed its mining peer group by greater than 20% and outperformed its royalty peer group by 12%. In 2019, the Company’s stock price outperformed its mining peer group by greater than 30% and outperformed its royalty peer group by greater than 60%. In 2020, the Company’s stock price underperformed its mining peer group by 46%, but outperformed its royalty peer group by 12%. Although the Company’s stock price underperformed compared to its peer mining and royalty companies in 2021, the Company’s stock price has outperformed compared to peer royalty companies over the past five years by 40%.

The Company has continued to focus on operating in an efficient, cost-effective manner and, due to the implementation of cost reduction initiatives, achieved an 12% decrease in its administrative expenses for 2016. Although the Company’s compensation to its Named Executive Officers initially increased over the five year period to reflect the Company’s growing business and increased complexities of its executive positions, salary levels remained fairly flat from 2012 for most of the executives and aggregate compensation to the Company’s Named Executive Officers; for 2013 - 2015 salary levels were lower than that of the comparator groups, reflective of the Company’s Share price performance in 2013 – 2015. The 2016 and 2017 salary levels for each of the Named Executive Officers (excepting Mr. Bruington) were based on the average of comparable positions in the 2015 comparator group and 2016 comparator group, respectively, utilized by the Company in December 2015 and December 2016, to establish the 2016 and 2017 base salaries of its executives. In December 2017, the 2018 salary levels set for the Named Executive Officers (excepting for Mr. Bruington) were in the below average to average range compared to comparable positions in the 2017 Combined Comparator Group. In December 2018, the 2019 salary levels set for the Named Executive Officers (excepting Mr. Bruington) were in the below average range compared to comparable positions in the 2018 combined comparator group. In November 2019, the 2020 salary levels set for the Named Executive Officers (excepting Mr. Bruington) were in the below average range compared to comparable positions in the 2019 Combined Comparator Group. In December 2020, the 2021 salary levels set for the Named Executive Officers for 2020 (excepting Mr. Bruington and Mr. Darling) were in the “below average” range compared to comparable positions in the 2020 Combined Comparator Group. As discussed in this Circular, the 2022 salary levels set for the Named Executive Officers were in the “below average” range for the CEO, slightly above the “median rounded” range for the CFO and slightly “above average” for the Executive Vice-President, compared to comparable positions in the 2021 Combined Comparator Group (and in the case of Mr. Awram, its mining company peer group subset data for COO’s). The 2022 base salary established for the Executive Vice-President, Project Evaluation (Mr. Bruington) was set above the 75th percentile of comparative data from the 2021 Combined Comparator Group (mining peer group only) due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company. In the case of the Vice-President, Corporate Development (Mr. Grundy), his 2022 base salary was set slightly above the 25th percentile of comparative data from the 2021 Combined Comparator Group.

While Share price is an important factor in the Company’s target performance, the Compensation Committee recognizes that management has no ability to influence commodity prices (which have a significant impact on the Company’s Share price performance) and therefore does not place undue emphasis on Share price performance in its evaluation of NEO performance. Other factors play a more significant role in the determination of executive compensation, including the actions and decisions by management which support overall business strategy and operation of the Company’s business.

The Company’s Share price performance does, however, have a significant impact on each of the NEO’s net realizable pay. A significant portion of NEO compensation is paid in long-term incentive plan awards (i.e. 57.0% of the CEO’s total compensation in 2021), the value of which will vary depending on the Share price performance of the Company since declines in the Company’s Share price performance have a direct impact on the value of Restricted Share Rights held by the Named Executive Officers and the in-the-money value of their outstanding Stock Options.

Executive Compensation Details

SUMMARY COMPENSATION TABLE

The following table is presented in accordance with National Instrument Form 51-102F6, Statement of Executive Compensation, and sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company, being the periods ended December 31, 2019, December 31, 2020, and December 31, 2021, in respect of each of the Named Executive Officers:

Name and Principal Position	Year	Salary (1)	Share-Based Awards (2)	Option-Based Awards (9)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual (1) (3)	Long-term

Nolan Watson (4) CEO	2021	$354,960	NIL	$1,060,147	$445,672	NIL	NIL	NIL	$1,860,779
	2020	$341,649	NIL	$1,350,495	NIL	NIL	NIL	NIL	$1,692,144
	2019	$317,199	$499,642	$873,529	$615,920	NIL	NIL	NIL	$2,306,289

Erfan Kazemi (5) CFO	2021	$272,136	NIL	$781,859	$276,080	NIL	NIL	NIL	$1,330,075
	2020	$259,182	$74,063	$690,885	$196,350	NIL	NIL	NIL	$1,220,480
	2019	$238,669	$205,332	$281,783	$346,455	NIL	NIL	NIL	$1,072,240

David Awram (6) Sr. Executive VP (“SEVP”)	2021	$299,744	NIL	$781,859	$276,080	NIL	NIL	NIL	$1,357,683
	2020	$290,598	NIL	$924,023	NIL	NIL	NIL	NIL	$1,214,621
	2019	$277,549	$410,665	$394,497	$384,950	NIL	NIL	NIL	$1,467,660

Tom Bruington (7) Executive VP, Project Evaluation (“EVP-PE”)	2021	$441,728	$441,760	$331,296	NIL	NIL	NIL	NIL	$1,214,784
	2020	$428,043	$370,316	$375,296	NIL	NIL	NIL	NIL	$1,173,655
	2019	$408,047	$369,598	$371,954	NIL	NIL	NIL	NIL	$1,149,599

Ian Grundy (8) VP, Corporate Development (“VP-CD”)	2021	$157,760	$113,272	$185,526	$197,200	NIL	NIL	NIL	$653,757
	2020	$129,591	$222,190	NIL	$117,810	NIL	NIL	NIL	$469,591
	2019	$115,485	$95,822	NIL	$88,539	NIL	NIL	$32,721	$332,566

(1)

Salaries and bonuses for the Named Executive Officers are paid in Canadian Dollars and converted to United States Dollars for reporting purposes in these columns in the Summary Compensation Table above: for the financial year ended December 31, 2019 at the indicative exchange rate on December 31, 2019 as quoted by the BofC of C$1.00 = US$0.7699; for the financial year ended December 31, 2020 at the indicative exchange rate on December 31, 2020 as quoted by the BofC of C$1.00 = US$0.7854; and for the financial year ended December 31, 2021 at the indicative exchange rate on December 31, 2021 as quoted by the BofC of C$1.00 = US$0.7888.

(2)

The dollar amounts in this column for the financial years ended December 31, 2019, 2020 and 2021 represent Restricted Share Rights which were granted by the Company during the years in question. The amounts are calculated by multiplying the award date fair value of the Restricted Share Rights of C$8.89 (November 2019), C$9.43 (December 2020) and C$7.18 (December 2021) (being the respective closing prices of the Shares on the TSX on the award dates) by the number of Restricted Share Rights awarded and have been converted to United States Dollars for reporting purposes in the Summary Compensation Table above at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7699 (for 2019), the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7854 (for 2020) and the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7888 (for 2021), respectively. This methodology is consistent with the Company’s financial statements.

(3)	The amounts in this column were paid by the Company as annual cash bonuses in respect of the financial year noted.

(4)

Mr. Watson became a Director of the Company on September 12, 2008, and its President and CEO on September 23, 2008. Mr. Watson is an employee of the Company and he does not receive any additional compensation for his role as a Director.

(5)	Mr. Kazemi was appointed as the CFO of the Company on August 15, 2011. Mr. Kazemi is an employee of the Company.
(6)

Mr. Awram became a Director of the Company on March 23, 2007, and its Executive Vice-President on July 23, 2009. Mr. Awram is an employee of the Company and he does not receive any additional compensation for his role as a Director.

(7)	Mr. Bruington became an employee of the Company on January 15, 2013, and assumed the role of Executive Vice-President, Project Evaluation for the Company.
(8)

Mr. Grundy became an employee of the Company on April 9, 2018, and assumed the role of Associate, Corporate Development. He subsequently assumed the role of Vice-President, Corporate Development. The figure in the “All Other Compensation” column above for Mr. Grundy for 2019 of $32,721 was his bonus for fiscal 2018 which was not paid out to Mr. Grundy until 2019.

(9)

The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value (C$1.68 or $1.33 per option) and relied on the following key assumptions and estimates for the 2021 calculations: grant date Share price and exercise price of C$7.18; expected stock price volatility 36.0%; risk free interest rate 0.95%; assumption of annual rate of dividends of 1.22%; and expected life of options of three years. The Company chose this methodology as it is the standard for companies in Canada and has been consistently applied by the Company for valuing option-based awards granted by the Company since 2007. Canadian dollar values have been converted to United States Dollars for reporting purposes in this column at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7699 (for 2019), at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7854 (for 2020), and at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7888 (for 2021) respectively. This methodology is consistent with the Company’s financial statements.

INCENTIVE PLAN AWARDS

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:

▶	Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year (December 31, 2021), including awards granted before the most recently completed financial year, to each of the Named Executive Officers.

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Exercise Price (1)		Option Expiration Date	Value of Unexercised In-The-Money Options (2) (6)	Number of Shares or Units of Shares That Have Not Vested (3)	Market or Payout Value of Share- Based Awards That Have Not Vested (4) (6)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed (4) (5) (6)

Nolan Watson	210,000	C$	5.50	Dec 5, 2022	$389,273	24,333	$150,672	$239,423
CEO	1,300,000	C$	5.92	Dec 13, 2023	$1,979,099
	620,000	C$	8.89	Nov. 29, 2024	NIL
	950,000	C$	9.43	Dec. 4, 2025	NIL
	800,000	C$	7.18	Dec. 10, 2026	$422,797

Erfan Kazemi	100,000	C$	5.50	Dec 5, 2022	$185,368	16,666	$103,197	$1,249,772
CFO	420,000	C$	5.92	Dec 13, 2023	$639,401
	200,000	C$	8.89	Nov. 29, 2024	NIL
	486,000	C$	9.43	Dec. 4, 2025	NIL
	590,000	C$	7.18	Dec. 10, 2026	$311,813

David Awram	160,000	C$	5.50	Dec 5, 2022	$296,589	20,000	$123,842	$2,280,233
SEVP	770,000	C$	5.92	Dec 13, 2023	$1,172,236
	280,000	C$	8.89	Nov. 29, 2024	NIL
	650,000	C$	9.43	Dec. 4, 2025	NIL
	590,000	C$	7.18	Dec. 10, 2026	$311,813

Tom Bruington	225,000	C$	5.50	Dec 5, 2022	$417,078	129,333	$800,840	$1,007,247
EVP-PE	500,000	C$	5.92	Dec 13, 2023	$761,192
	264,000	C$	8.89	Nov. 29, 2024	NIL
	264,000	C$	9.43	Dec. 4, 2025	NIL
	250,000	C$	7.18	Dec. 10, 2026	$132,124

Ian Grundy VP-CD	140,000	C$	7.18	Dec. 10, 2026	$73,989	44,666	$276,575	$210,531

(1)	The exercise price per Share of Stock Options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.
(2)

Calculated using the closing price of the Shares on the TSX on December 31, 2021, of C$7.85 and subtracting the exercise price of the in-the-money Stock Options. These Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

(3)

This column reflects Restricted Share Rights for which the restricted periods had not yet expired (and had not been deferred) as of December 31, 2021, and, as such, these Restricted Share Rights remain unvested.

(4)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2021, of C$7.85.
(5)

This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2021 where, in accordance with the terms of the plan, the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2021, as follows:

Mr. Watson elected to defer receipt of an aggregate of 38,666 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2021 until a date in January 2022.

Mr. Kazemi elected to defer receipt of an aggregate of 201,834 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2021 until certain dates in November and December of 2022.

Mr. Awram elected to defer receipt of an aggregate of 368,250 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2021 until certain dates in November and December of 2022.

Mr. Bruington elected to defer receipt of an aggregate of 162,667 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2021 until certain dates in November and December of 2022.

Mr. Grundy elected to defer receipt of an aggregate of 34,000 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in June, November and December of 2021 until certain dates in June, November and December of 2022.

(6)

Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2021, as quoted by the BofC of C$1.00 = US$0.7888.

▶	Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year (December 31, 2021) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards Value Vested (1) (7)	Share-Based Awards Value Vested (2) (7)	Non-Equity Incentive Plan Compensation Value Earned

Nolan Watson CEO	$440,939	$2,325,190 (3)	N/A

Erfan Kazemi CFO	$142,457	$125,104 (4)	N/A

David Awram SEVP	$261,171	$500,415 (5)	N/A

Tom Bruington EVP-PE	$169,591	$343,601 (6)	N/A

Ian Grundy VP-CD	N/A	N/A	N/A

(1)

This amount is the dollar value that would have been realized if the Stock Options had been exercised on the vesting date(s). Calculated using the closing price of the Shares on the TSX on November 29, 2021 of $7.94, December 13, 2021 of C$7.21 and December 6, 2021 of C$7.50, being the dates on which Stock Options vested during the year ended December 31, 2021 and subtracting the exercise price of the in-the-money Stock Options. Other than certain vested Stock Options exercised by each of Messrs. Awram, Kazemi and Bruington in 2021, these Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise.

(2)

This column does not include the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2021 where, in accordance with the terms of the plan, the recipient irrevocably elected to postpone the expiry of the applicable restricted periods and thus deferred receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond

December 31, 2021. Please refer to footnote (5) to the “Outstanding Share-Based Awards and Option-Based Awards” table above for details of deferral elections by Named Executive Officers during 2021.
(3)

This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2021, calculated by multiplying the number of underlying Shares (302,334) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$9.75 on May 7, 2021.

(4)

This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2021, calculated by multiplying the number of underlying Shares (20,000) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$7.93 on September 1, 2021.

(5)

This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2021, calculated by multiplying the number of underlying Shares (80,000) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$7.93 on September 1, 2021.

(6)

This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2021, calculated by multiplying the number of underlying Shares (60,000) received by the NEO by the closing prices of the Shares on the TSX on the dates of issuance of such Shares, being C$7.26 on December 9, 2021.

(7)

Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2021, as quoted by the BofC of C$1.00 = US$0.7888.

PENSION PLAN BENEFITS

The Company and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Company and its subsidiaries have no defined benefit or actuarial plans.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Other than as set forth below, the Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.

The Company has entered into an employment agreement with each of the Named Executive Officers. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the respective executive employment agreements and the applicable terms and conditions of the Stock Option Plan and the Restricted Share Plan.

▶	For the purposes of this section of the Circular:

1

“Change of Control” means: (a) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor; (b) the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company’s assets; (c) a resolution is adopted to wind-up, dissolve or liquidate the Company; (d) a change in the composition of the Board, which occurs at a single meeting of Shareholders or upon the execution of a Shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (e) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors); and

2

“Event of Termination” includes: (a) the NEO’s employment with the Company is terminated by the Company without cause; (b) an adverse change by the Company in the NEO’s position, duties, responsibilities, title or office from those which were in effect immediately prior to the Change of Control, including the NEO no longer holding that office of the ultimate parent company following the Change of Control; (c) the good faith determination by the NEO that, as a result of the Change in Control or any action or event thereafter, the NEO’s status or responsibility within the Company has been diminished or that the NEO is effectively being prevented from carrying out his duties and responsibilities as they existed immediately prior to the Change of Control; (d) a decrease in the NEO’s base salary or a material decrease in the NEO’s incentive bonus, benefits, stock based compensation, vacation or other compensation; (e) a relocation of the NEO’s principal place of employment or the Company’s head office to outside the Greater Vancouver Regional District; (f) the Company taking any action to deprive the NEO of any material fringe benefit not mentioned above and enjoyed by him immediately prior to the Change in Control, or the Company failing to increase or improve such material fringe benefit on a basis consistent with increases or improvements granted generally to the Company’s other senior executives; (g) any material breach by the Company of any provision of this Agreement; or (h) any action or event that would constitute a constructive dismissal of the NEO at common law.

Each of the Named Executive Officers (with the exception of Ian Grundy) have “double trigger” Change of Control provisions in their applicable employment agreements, meaning that, if a Change of Control and an Event of Termination occurs within the 12-month period immediately following the Change of Control, then certain payments must be made by the Company to the affected NEO and all their equity-based compensation will fully vest. Mr. Grundy does not have a Change of Control provision in his employment agreement.

▶   Agreements with Nolan Watson (President and CEO), David Awram (Senior Executive Vice-President) and Erfan Kazemi (CFO)

The Company has entered into employment agreements with each of Nolan Watson, David Awram and Erfan Kazemi (the “Watson Agreement”, the “Awram Agreement”, the “Kazemi Agreement”, or, collectively, the “Agreements” in this section, as the case may be). Each Agreement provides for a base salary (the “Base Salary”) to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement by the Company without cause, the Company shall be obliged to provide the terminated executive with six (6) months written notice of termination (the “Required Notice Period”) and to pay the terminated executive an amount equal to two years of the terminated executive’s Base Salary at that time plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary immediately prior to termination. In addition, following such termination, all other benefits (i.e. health, accident and life insurance) (the “Benefits”) will continue for a period of two years from the date of termination, or, if such is not possible, the Company shall pay to the terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. Also, any equity or equity-based compensation received by the terminated executive and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.

Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement by the Company for cause, no notice, salary, compensation, Benefits, allowances or pay in lieu of notice shall be paid or payable to the terminated executive after or as a result of such termination other than the Base Salary and Benefits to the effective date of such termination and any equity or equity based compensation previously received by the terminated executive and held by him at such time shall immediately terminate and shall no longer be exercisable effective as of the date that the terminated executive’s employment is terminated for cause.

In the event that, within the twelve month period immediately following a Change of Control, any Event of Termination occurs, without the affected executive’s written consent, which Event of Termination is not rectified by the Company within thirty days of the occurrence, the Company will be required to pay to the terminated executive a pro-rated amount equal to the terminated executive’s Base Salary for the Required Notice Period plus two times his Base Salary at that time and any bonus owing to the terminated executive immediately prior to such Change of Control or Event of Termination shall be paid plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary in effect immediately prior to the Event of Termination, plus a pro-rated bonus up to the Event of Termination which shall be based upon the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board for the terminated executive. In addition, the terminated executive’s Benefits will continue for a period of two years following the Event of Termination, or, if such is not possible, the Company shall pay to the applicable terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. All equity or equity-based compensation received by the terminated executive and held by him immediately prior to such Change of Control and Event of Termination shall fully vest, if not already vested, and shall be exercisable by the terminated executive following such Change of Control and Event of Termination in accordance with their terms.

▶    Agreement with Tom Bruington (Executive Vice-President, Project Evaluation)

The Company has entered into an employment agreement with Tom Bruington (the “Bruington Agreement”). The Bruington Agreement provides the executive with a guaranteed dollar amount with respect to the value of his total annual compensation package, which is comprised of a Base Salary and a guaranteed value with respect to Restricted Share Rights to be granted annually to the executive. In the event of a Change of Control where the executive is not provided with employment under substantially the same compensation terms after such Change of Control and should the executive choose to leave after such Change of Control and change of compensation terms, the Company shall pay the executive an amount equal to two times his Base Salary at that time. All equity or equity-based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

▶   Agreement with Ian Grundy (Vice-President, Corporate Development)

The Company has entered into an employment agreement with Ian Grundy (the “Grundy Agreement”). The Grundy Agreement provides the executive with a Base Salary and Benefits and he is eligible for bonuses and stock-based compensation at the discretion of the Board. There is no Change of Control feature in the Grundy Agreement.

▶    Estimated Incremental Payments on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs upon termination by the Company on a Change of Control and Event of Termination, assuming that the triggering event occurred on December 31, 2021:

Name of NEO	Base Salary (1) (2)	Bonus Value (1) (2)	Benefits Obligation (1) (2)	Total Incremental Payment (1) (2)

Nolan Watson	$709,920	$445,672	$25,101	$1,180,693

David Awram	$599,488	$276,080	$25,101	$900,669

Erfan Kazemi	$544,272	$482,244	$21,788	$1,048,304

Tom Bruington	$883,456	N/A	N/A	$883,456

Ian Grundy	N/A	N/A	N/A	N/A

(1)

Salaries, bonuses and Benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.7888, being the indicative exchange rate for Canadian Dollars in terms of the United States dollar, as quoted by the BofC on December 31, 2021.

(2)

This represents the entitlement each NEO would have received, in accordance with the terms of their respective employment agreements as described above, if a Change of Control or other applicable triggering event had occurred on December 31, 2021.

The accelerated value of the aforementioned NEO’s existing Stock Options/Restricted Share Rights as of December 31, 2021 is detailed under “Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” in this Circular.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2021):

Director	Fees Earned (1)	Share- Based Awards (1) (2)	Option- Based Awards (1) (2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total (2)

David E. De Witt	$40,418	-	$155,047	NIL	NIL	NIL	$195,465

Andrew T. Swarthout	$39,440	$56,636	$99,389	NIL	NIL	NIL	$195,465

John P.A. Budreski	$39,440	$56,636	$99,389	NIL	NIL	NIL	$195,465

Mary L. Little	$39,440	$56,636	$99,389	NIL	NIL	NIL	$195,465

Vera Kobalia	$39,440	$56,636	$99,389	NIL	NIL	NIL	$195,465

(1)

In 2017, the independent Directors of the Company requested that, going forward, they be permitted to receive their cash based annual retainer in Restricted Share Rights. However, on December 10, 2021, the independent Directors requested that their cash based annual retainer (each in the amount of C$247,800) be paid in a combination of cash in the amount of C$50,000 (C$51,240 in the case of Mr. De Witt) plus Restricted Share Rights and Stock Options having a combined value of C$197,800 (other than Mr. De Witt who requested that his equity compensation be comprised solely of Stock Options, having a value of C$196,560). Accordingly, upon approval by the Compensation Committee and the Board, the payment of the annual retainer to each independent Director was satisfied by: (i) the award 10,000 Restricted Share Rights (except to Mr. De Witt who received no Restricted Share Rights) having a fair value of C$71,800 (calculated by multiplying the 10,000 Restricted Share Rights by the closing price of the Shares on the TSX on the award date, being C$7.18; (ii) the grant of 75,000 Stock Options (except to Mr. De Witt who was granted 117,000 Stock Options) each having a Black-Scholes fair value of C$126,000 (except Mr. De Witt’s, which had a fair value of C$196,560) (being C$1.68 per Stock Option) on the grant date; and (ii) the payment of C$50,000 (C$51,240 in the case of Mr. De Witt) in cash. These foregoing awards to the independent Directors equated in value to more than the $150,000 (in US dollars) cap set in the Restricted Share Plan and the Stock Option Plan due to an inflationary adjustment and currency exchange rate fluctuations which occurred between the US and the Canadian dollar during 2021.

(2)

Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2021, as quoted by the BofC of C$1.00 = US$0.7888.

Historically, the Board has met annually to review the adequacy and form of its Directors’ compensation. In 2015, both the Compensation Committee and the Corporate Governance & Nominating Committee were formed by the Board and those two committees, in conjunction with the full Board, determined to implement changes to each of the Stock Option Plan and Restricted Share Plan in order to conform with current corporate governance best practices. As a result, a restriction was added to each of the Stock Option Plan and the Restricted Share Plan which caps the combined maximum equity value which may be granted by the Company to each independent Director (i.e. a “Non-Employee Director”) of the Company at $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan. Furthermore, although grants of Stock Options have traditionally been utilized by the Company since 2009 as equity-based compensation for its Directors, in 2015 it was determined by the Compensation Committee in conjunction with the full Board that, going forward and if applicable and, where determined appropriate, Restricted Share Rights would be awarded to the independent Directors rather than the grant of Stock Options. As detailed in note 2 to the above table, in December 2021, all of the independent Directors, excepting Mr. De Witt, requested that their cash based annual retainer be paid in a combination of cash, Restricted Share Rights and Stock Options. Mr. De Witt requested that his cash based annual retainer be paid in a combination of cash and Stock Options.

The Company has implemented a Stock Ownership Guidelines Policy which aligns the interests of its independent Directors with the Company’s Shareholders by requiring that independent members of the Board own a minimum number of Shares. Each independent Director must hold Shares with a value equal to three times their annual retainer amount. The applicable guideline level of Share ownership is expected to be satisfied by each of the current independent Directors within five years of first becoming subject to the guidelines. Please refer to “Stock Ownership Guidelines Policy” under “CORPORATE GOVERNANCE” in this Circular for additional details concerning the Stock Ownership Guidelines Policy.

Other than as discussed above, the Company has no arrangements, standard or otherwise, pursuant to which independent Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Company does, however, reimburse the independent Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Company.

INCENTIVE PLAN AWARDS

▶ Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2021), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers.

Director	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Exercise Price (1)	Expiration Date	Value of Unexercised In-the-Money Options (2) (4)	Number of Shares or Units of Shares That Have Not Vested (1)	Market or Payout Value of Share- Based Awards That Have Not Vested (2) (4)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed (2) (3) (4)

David E. De Witt	67,000 117,000	C$9.43 C$7.18	Dec. 4, 2025 Dec. 10, 2026	NIL $61,834	14,999	$92,875	N/A

Andrew T. Swarthout	67,000 75,000	C$9.43 C$7.18	Dec. 4, 2025 Dec. 10, 2026	NIL $39,637	24,999	$154,796	N/A

John P.A. Budreski	67,000 75,000	C$9.43 C$7.18	Dec. 4, 2025 Dec. 10, 2026	NIL $39,637	24,999	$154,796	$567,609

Mary L. Little	67,000 75,000	C$9.43 C$7.18	Dec. 4, 2025 Dec. 10, 2026	NIL $39,637	24,999	$154,796	$557,293

Vera Kobalia	67,000 75,000	C$9.43 C$7.18	Dec. 4, 2025 Dec. 10, 2026	NIL $39,637	24,999	$154,796	$198,153

(1)	This column reflects Restricted Share Rights for which the restricted period had not yet expired as of December 31, 2021, and, as such, these Restricted Share Rights remain unvested.
(2)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2021, of C$7.85.
(3)

This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2021 where, in accordance with the terms of the plan, the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2021, as follows:

Mr. Budreski elected to defer receipt of an aggregate of 91,667 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2021 until certain dates in November and December 2022.

Ms. Little elected to defer receipt of an aggregate of 90,001 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2021 until certain dates in November and December 2022.

Ms. Kobalia elected to defer receipt of an aggregate of 32,001 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2021 until certain dates in June, November and December 2022.

(4)

Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2021, as quoted by the BofC of C$1.00 = US$0.7888.

▶ Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2021) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards Value Vested	Share-Based Awards Value Vested	Non-Equity Incentive Plan Compensation Value Earned
David E. De Witt	NIL	$536,878 (1) (4)	N/A
Andrew T. Swarthout	NIL	$637,241 (2) (4)	N/A
John P.A. Budreski	NIL	N/A	N/A
Mary L. Little	NIL	N/A	N/A
Vera Kobalia	NIL	$64,635 (3) (4)	N/A

(1)

This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2021, calculated by multiplying the number of underlying Shares (16,667 on November 29, 2021, 26,000 on December 6, 2021 and 49,000 on December 13, 2021) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$7.94 on November 29, 2021, C$7.50 on December 6, 2021 and C$7.21 on December 13, 2021.

(2)

This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2021, calculated by multiplying the number of underlying Shares (34,000 on March 31, 2021, 16,667 on November 29, 2021, 3,334 on December 6, 2021 and 50,000 on December 13, 2021) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$8.53 on March 31, 2021, C$7.94 on November 29, 2021, C$7.50 on December 6, 2021 and C$7.21 on December 13, 2021.

(3)

This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2021, calculated by multiplying the number of underlying Shares (10,333 on September 1, 2021) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$7.93 on September 1, 2021.

(4)

Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2021, as quoted by the BofC of C$1.00 = US$0.7888.

Securities Authorized For

Issuance Under Equity

Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2021):

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (3)

CATEGORY	A	B	C

Equity compensation plans approved by security holders	11,239,342 (Stock Options) 1,992,500 (RSRs)	C$7.47 (Stock Options) C$6.70 (RSRs)	551,201 (Stock Options) 2,507,500 (RSRs)

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	11,239,342 (Stock Options) 1,992,500 (RSRs)	C$7.47 (Stock Options) C$6.70 (RSRs)	551,201 (Stock Options) 2,507,500 (RSRs)

(1)

Represents, as at December 31, 2021, the number of Shares available for issuance upon exercise of outstanding Stock Options under the Company’s Stock Option Plan (which includes 2,250 Shares which are available for issuance on exercise of Stock Options which the Company assumed when it acquired 100% of Gold Royalties Corporation in April 2015 plus 153,428 Shares which were available for issuance on exercise of Stock Options which the Company assumed when it acquired 100% of Mariana Resources Limited in July 2017) and the number of Shares subject to issuance upon vesting of outstanding Restricted Share Rights.

(2)	Represents the weighted-average exercise price in the case of outstanding Stock Options and the weighted-average grant date fair value in the case of outstanding Restricted Share Rights.
(3)

Represents, as at December 31, 2021, the number of Shares remaining available for future issuance under Stock Options available for grant under the Company’s Stock Option Plan and the number of Shares remaining available for future issuance under Restricted Share Rights which may be awarded under the Company’s Restricted Share Plan. Please refer to “Stock Option Plan” and “Restricted Share Plan” below for further details concerning the Company’s Stock Option Plan and its Restricted Share Plan.

Stock Option Plan

OVERVIEW

The Company last received Shareholder approval to the Stock Option Plan itself at the Company’s Shareholder meeting held in 2016 (including all unallocated Stock Options under it). Unallocated Stock Options under the Stock Option Plan were most recently approved at the Company’s Shareholder meeting held on June 7, 2019. The Corporate Governance & Nominating Committee and the full Board recently reviewed the Stock Option Plan and the Board made certain housekeeping and other appropriate amendments to the Stock Option Plan in April 2022 (the “2022 Stock Option Plan Amendments”), one of which is subject to the approval of the Shareholders at the Meeting and all of which are subject to final approval by the TSX. Prior to the 2022 Stock Option Plan Amendments, no amendments have been made to the Stock Option Plan since the 2016 Shareholder meeting. TSX policies require that unallocated Stock Options under the Stock Option Plan be approved by the Shareholders every three years. Accordingly, as mentioned above, the Shareholders were asked to approve unallocated Stock Options under the Stock Option Plan at the Company’s Shareholder meeting held in 2019. Shareholder approval to unallocated Stock Options will be required again by not later than June 7, 2022, and, accordingly, is being requested at this Meeting.

Please see “Particulars of Matters to be Acted Upon – Approval of Amendment to and Unallocated Stock Options under Stock Option Plan” in this Circular for additional details.

PURPOSE AND STOCK OPTION PLAN LIMITS

The purpose of the Stock Option Plan is to allow the Company to grant Stock Options to eligible persons (i.e. Directors, senior officers, Employees, Management Company Employees and Consultants, each as defined in the Stock Option Plan), as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such Stock Options is intended to align the interests of such persons with that of the Shareholders. Stock Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price of not less than the closing market price of the Shares on the TSX on the day that the Stock Options are granted.

The maximum number of Shares which may be issuable under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements is set at 8.5% of the issued and outstanding Shares on the grant date (on a non-diluted basis).

The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the existing Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

The Stock Option Plan contains formal vesting requirements, which require vesting over a three-year period from the grant date with the first one-third vesting on the first anniversary of the date of grant.

Pursuant to section 6.11 of the Stock Option Plan, Stock Options granted under the Stock Option Plan continue to be not transferable or assignable (except to permitted assigns as defined therein). Vested Stock Options will cease to be exercisable upon the earlier of the expiry date of such Stock Options and: (i) 90 days following the termination date of an optionee’s employment or retirement; and (ii) 365 days following the date of death or disability (as defined therein) of an optionee. If an optionee is terminated for cause, any outstanding Stock Options held by such optionee on the date of such termination, whether vested or not, will be cancelled as of that date.

Subject to certain limitations, the Board may, at any time and from time to time, and without Shareholder approval, amend any provisions of the Stock Option Plan, or any Stock Options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or TSX requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

i	to sections relating to the mechanics of exercise of Stock Options;

ii	deemed by the Board to be necessary or advisable because of any change in applicable securities or other laws;

iii	to the definitions set out in the Stock Option Plan;

iv

to the change of control provisions - for greater certainty, any change made to the change of control provisions shall not allow optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the optionees would be entitled to receive for their Shares upon a change of control;

v	relating to the administration of the Stock Option Plan;

vi	to the vesting provisions of any outstanding Stock Options as contemplated by the Stock Option Plan; and

vii

fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Stock Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an optionee may from time to time be resident or a citizen.

Apart from minor amendments made by the Board of a general housekeeping nature, one of the specific 2022 Stock Option Plan Amendments is the addition of an additional provision to the list of permitted amendments to the Stock Option Plan as set forth above which will not require Shareholder approval in the future (and as permitted pursuant to TSX guidance on equity compensation plans), to add the following additional section:

“(viii)	to add a cashless exercise feature to the Plan, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the Plan reserve”.

The addition of this provision to the list of permitted amendments not requiring Shareholder approval in the Stock Option Plan provides the Company with the ability to add this provision to the Stock Option Plan if, in the future, the Company determines that it wishes to have greater flexibility in facilitating the exercise of Stock Options granted under the Stock

Option Plan. This amendment to the Stock Option Plan is the only amendment which is subject to the approval of the Shareholders at the Meeting.

Notwithstanding the provisions above, the Board is not permitted to make amendments:

i	in order to increase the maximum number of Shares which may be issued under the Stock Option Plan or in order to increase the insider participation limits;

ii

which reduce the exercise price of any Stock Option after the Stock Options have been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price (except pursuant to the adjustment provisions contained within the Stock Option Plan);

iii	which increase the Non-Employee Director Participation Limits;

iv	which extend the expiry date of any Stock Option beyond the original expiry date, except in the case of an extension due to a Blackout Period (as defined in the Stock Option Plan);

v	which would permit a Stock Option granted under the Stock Option Plan to be transferable or assignable by any optionee other than as currently permitted under the Stock Option Plan; or

vi	to increase the ability of the Board to amend the Stock Option Plan without Shareholder approval;

in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of the holders of Shares excluding Shares voted by insiders who are eligible persons under the Stock Option Plan.

The Stock Option Plan permits the expiry date of Stock Options granted thereunder to be the tenth trading day following the end of a self-imposed Blackout Period on trading securities of the Company in the event that such Stock Options would otherwise expire during or within five trading days of such Blackout Period.

No extension of the term of any Stock Option or acceleration of the vesting terms of any Stock Option were approved by the Board during the year ended December 31, 2021, or as of the date of this Circular. Furthermore, the Board has never re-priced any of the Stock Options which it has granted under the Stock Option Plan.

As at December 31, 2021, the Company had an aggregate of 11,239,342 Stock Options outstanding (which includes Stock Options which the Company assumed when it acquired Gold Royalties Corporation in April 2015 and Stock Options which the Company assumed when it acquired Mariana Resources Limited in July 2017), which 11,239,342 Stock Options represented approximately 5.9% of the Company’s issued and outstanding Shares, leaving 551,201 Shares available for the future grant of Stock Options as at that date (which represented 0.3% of the Company’s issued and outstanding Shares, on a non-diluted basis).

As at the date of this Circular, the Company has 192,224,215 issued and outstanding Shares, meaning that the number of Stock Options currently available for grant under the Stock Option Plan, together with any Restricted Share Rights granted under the Company’s Restricted Share Plan (see below in this Circular under “Restricted Share Plan”) would be 8.5% of that number (on a rolling basis) or 16,339,058 Shares. The Company has set aside a maximum of 4,500,000 Shares for Restricted Share Rights under its Restricted Share Plan (of which 4,714,947 Restricted Share Rights have been awarded to date, 2,744,781 Shares have been issued on vesting and 31,666 were cancelled).

The Company has an aggregate of 10,720,331 Stock Options currently outstanding, which Stock Options represent approximately 5.6% of the Company’s current issued and outstanding Shares, on a non-diluted basis, leaving 1,118,727 Shares currently available for the future grant of Stock Options (representing 0.6% of the Company’s current issued and outstanding Shares, on a non-diluted basis).

The following table sets out the burn rate of the Stock Option Plan for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Securities (i.e. Shares) Outstanding	Burn Rate

2021	2,968,000	193,974,313	1.5%

2020	2,812,000	187,507,754	1.5%

2019	1,427,000	177,619,824	0.8%

A copy of the Stock Option Plan as approved by the Shareholders in 2016 is available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov. A blacklined copy of the full text of the proposed form of amended Stock Option Plan comparing it to the form of Stock Option Plan previously approved by the Shareholders in 2016 is attached to this Circular as Schedule “A”. The final version of the amended Stock Option Plan will be both SEDAR and EDGAR filed following successful approval by the Shareholders and the TSX.

Restricted Share Plan

OVERVIEW

The Company last received Shareholder approval to the Restricted Share Plan at the Company’s Shareholder meeting held in 2019, at which meeting the Shareholders approved certain amendments to the Restricted Share Plan, including an amendment to increase the number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan from a maximum of 3,800,000 Shares to a maximum of 4,500,000 Shares and an amendment to transition the Restricted Share Plan into a fixed maximum evergreen plan. The evergreen feature of the Restricted Share Plan means that the maximum number of Shares reserved from treasury under it will be automatically replenished by that amount of Shares which is equal to the number of Shares issued by the Company from time to time upon the vesting of any Restricted Share Rights (the “Automatic Replenishment Feature”). The TSX granted their final approval to these amendments to the Restricted Share Plan. Because of the Automatic Replenishment Feature, pursuant to TSX policies, Shareholder approval to unallocated entitlements under the Restricted Share Plan is required every three years. Accordingly, Shareholder approval to unallocated entitlements under the Restricted Share Plan is required again by not later than June 7, 2022 and is being requested at this Meeting. Please see “Particulars of Matters to be Acted Upon – Approval of Unallocated Restricted Share Rights under Restricted Share Plan”.

PURPOSE AND RESTRICTED SHARE PLAN LIMITS

The Restricted Share Plan provides that Restricted Share Rights may be granted by the Board or a committee thereof which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person (“Participant”) under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Each Restricted Share Right entitles the holder thereof to receive one fully paid Share without payment of additional consideration on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Board (“Restricted Period”); and (ii) a date determined by an eligible Participant that is after the Restricted Period and before a Participant’s retirement date or termination date (a “Deferred Payment Date”). Restricted Share Rights under the Restricted Share Plan will vest over a three-year period from the date of grant (i.e. one-third per year, beginning on the first anniversary of the grant date, unless deferred in accordance with the deferral provisions).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to: (a) materially increase the benefits under the Restricted Share Plan; (b) increase the maximum number of Shares issuable under the Restricted Share Plan; and (c) make any amendment which increases the Non-Employee Director Participation Limited under the Restricted Share Plan; (d) materially modify the requirements as to eligibility for participation in the Restricted Share Plan; or (e) make any amendment to the amendment provisions in the Restricted Share Plan so as to increase the ability of the Board to amend it without Shareholder approval. All other amendments to the Restricted Share Plan may be made by the Board without obtaining Shareholder approval. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable. Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date (as defined in the Restricted Share Plan) must give the Company written notice prior to the expiration of the Restricted Period in order to effect such a change. Participants electing to change a Deferred Payment Date must give the Company written notice 30 days prior to the Deferred Payment Date. In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights held by the Participant will automatically immediately terminate, unless otherwise determined by the Board. In the event of the retirement or termination of a Participant after a Restricted Period and, if applicable, prior to any

Deferred Payment Date, the Company will forthwith issue the Restricted Shares (as defined in the Restricted Share Plan) in accordance with the Restricted Share Rights held by the Participant and any dividends declared but unpaid to the Participant. In the event of death or total disability of a Participant, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

If a Participant holds Restricted Share Rights that are subject to a Restricted Period, the Board has the discretion to pay a Participant cash equal to any cash dividends declared on the Shares at the time such dividends are ordinarily paid to holders of Shares. The Company will also pay cash equal to any cash dividends declared, if any, and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares.

The Company declared its inaugural cash dividend (“Inaugural Dividend”) in the amount of C$0.02 per Share for the first quarter of 2022, to Shareholders of record on January 18, 2022 (“Inaugural Dividend Record Date”) and paid out this Inaugural Dividend in cash on January 28, 2022. The Company also paid an equivalent cash dividend to the holders of its outstanding Restricted Share Rights as of the Inaugural Dividend Record Date. On March 31, 2022, the Company announced its second quarterly cash dividend in the amount of C$0.02 per Share which will be paid to Shareholders of record on April 19, 2022 (“Second Dividend Record Date”). It is expected that the Company will also pay an equivalent cash dividend to the holders of its outstanding Restricted Share Rights as of the Second Dividend Record Date. This second dividend will be paid out in cash on April 29, 2022.

The maximum number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan, and (b) Stock Options under the Company’s current form of Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may currently not exceed 8.5% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time (on a non-diluted basis).

The aggregate maximum number of Shares which may be reserved for issuance from treasury pursuant to the Restricted Share Plan is 4,500,000, representing approximately 2.3% of the Company’s issued and outstanding Shares as at December 31, 2021 and 2.3% of the Company’s current issued and outstanding Shares as at the date of this Circular.

As at December 31, 2021, Restricted Share Rights were outstanding under the Restricted Share Plan entitling holders to acquire an aggregate of 1,992,500 Shares (which represented approximately 1.0% of the issued and outstanding Shares), leaving 2,507,500 Restricted Share Rights available for the future award of Restricted Share Rights as at that date (which represented 1.3% of the Company’s issued and outstanding, on a non-diluted basis).

To the date of this Circular, an aggregate of 4,714,947 Restricted Share Rights have been awarded by the Company pursuant to which 2,744,781 Shares have been issued to date upon vesting of Restricted Share Rights at the end of applicable Restricted Periods (making an equal number of Restricted Share Rights available for grant under the Restricted Share Plan pursuant to the Automatic Replenishment Feature) and 31,666 Restricted Share Rights terminated without having vested (making them available for re-grant under the Restricted Share Plan), leaving a balance outstanding under the Restricted Share Plan of 1,938,500 Restricted Share Rights (representing approximately 1.0% of the Company’s current issued and outstanding Shares). This means that the Company has Restricted Share Rights currently outstanding entitling holders to acquire an aggregate of 1,938,500 Shares (representing approximately 1.0% of the Company’s current issued and outstanding Shares, on a non-diluted basis, leaving 2,561,500 Restricted Share Rights currently available for future award under the Restricted Share Plan (representing approximately 1.3% of the current issued and outstanding Shares, on a non-diluted basis).

The following table sets out the burn rate of the Restricted Share Plan for the three most recently completed financial years:

Year	Restricted Share Rights Granted	Weighted Average Securities (i.e. Shares) Outstanding	Burn Rate

2021	343,200	193,974,313	0.2%

2020	307,000	187,507,754	0.2%

2019	579,700	177,619,824	0.3%

A copy of Restricted Share Plan as approved by the Shareholders in 2019 is available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Other Information

Indebtedness of Directors, Executive Officers and Others

None of the Company’s Directors, Nominees for Director, executive officers or employees, or former Directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2021, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of any of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

On February 17, 2022, the Company announced that it has signed a letter of intent (the “LOI”) with Royalty North Partners Ltd. (“Royalty North” or “RNP”) whereby Royalty North will acquire certain non-royalty and non-stream assets from the Company, including the Company’s 30% equity interest in the Hod Maden project located in Turkey (“Hod Maden”). The transaction will be a “Reverse Takeover” of Royalty North (the “Transaction”) under the policies of the TSX Venture Exchange (“TSXV”). Upon completion of the Transaction, RNP expects to change its name to Horizon Copper Corp., or such other name as may be determined. Any following references to the “Resulting Issuer” or “Horizon Copper” are to Royalty North after the closing of the Transaction.

Under the terms of the LOI, the Company will sell RNP its 30% stake in Hod Maden, transfer its approximate 25% stake in shares of Entrée Resources Ltd. to RNP and contribute $10 million in cash to RNP. As consideration, the Company will retain a $200 million gold stream on Hod Maden, will be issued common shares of Horizon Copper which will result in an approximate 34% equity interest in the Resulting Issuer, and receive a $95 million debenture from the Resulting Issuer. The Transaction is currently expected to close in the second half of 2022 and is subject to a number of conditions, including, but not limited to, execution of definitive agreements, TSXV acceptance, and disinterested Royalty North shareholder approval.

Nolan Watson is the Chief Executive Officer and a Director of the Company. He is also a director and the Chairman of RNP. Mr. Watson abstained from voting with respect to the approval of this proposed Transaction by the Company’s Board of Directors and by the Board of Directors of RNP.

Certain of the Company’s Directors and officers and/or their associates currently own common shares and/or warrants of RNP. In addition, certain of the Company’s Directors and officers and/or their associates participated in the recently closed subscription receipts financing conducted by RNP. Upon closing of the proposed Transaction, each subscription receipt held by these persons will be automatically converted into one common share and one non-transferable share purchase warrant of RNP. Each of these persons are independent of RNP (with the exception of Mr. Watson) and each currently hold (or, in the case of the subscription receipts, will hold) less than 1% of the outstanding common shares of RNP.

Other than as set forth above and except for the fact that certain Directors and officers are Shareholders, no informed person (as defined in NI 51-102) of the Company or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than the election of Directors or the appointment of auditors, no (a) person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, (b) proposed Nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except that the Directors and executive officers of the Company may have an interest in (i) the resolution regarding the approval to an amendment to the Company’s Stock Option Plan and the resolution regarding the approval of unallocated Stock Options under the Company’s Stock Option Plan; and (ii) the resolution regarding the approval of unallocated Restricted Share Rights under the Company’s Restricted Share Plan, as such persons are eligible to participate in such plans.

Management Contracts

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

Corporate Governance

Corporate Governance Overview

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its responsibilities directly and through the Audit Committee at regularly scheduled meetings or as required. The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased, and the nature of the agenda items may be changed, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

As a foreign private issuer, the Company is not required to meet all the corporate governance listing standards of the NYSE. However, the Company’s practices meet most of the NYSE corporate governance listing standards. Information about the significant differences between our corporate governance practices and the NYSE corporate governance listing standards can be found in our most recent Form 40-F filed with the SEC and available at www.sec.gov.

Corporate Governance Initiatives
Implemented in 2016 and 2017 in Order to
Reflect Current Best Practices:
Quorum increased to 25% for shareholder meetings
CEO/Chairman roles have been separated
Clawback Policy implemented
Robust Anti-Hedging Policy implemented
Stock Ownership Guidelines Policy for executives/directors
Formal Corporate Governance & Nominating Committee in place
Formal Compensation Committee in place
Formal Board & Committee Self-Assessment Questionnaires implemented

A copy of the current Articles of the Company, as updated and approved by the Shareholders in 2016, is available under the Company’s profile on SEDAR at www.sedar.com (filing date April 21, 2017) and on the SEC website at www.sec.gov.

Board of Directors

ROLE OF THE BOARD

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. The Board is responsible for the oversight and review of the development of, among other things, the following matters:

the strategic planning process of the Company;

an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;

identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;

material acquisitions and divestitures;

succession planning, including appointing, training and monitoring the development of senior management;

a communications policy for the Company to facilitate communications with investors and other interested parties;

a reporting system which accurately measures the Company’s performance against its business plan; and

the integrity of the Company’s internal control and management information systems.

The operations of the Company do not support a large Board and the Board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are able to meet at any time without any members of management, including the non-independent Directors, being present. Further supervision is performed through the Audit Committee, Compensation Committee and the Corporate Governance  & Nominating Committee.

INDEPENDENCE OF THE BOARD

The Board has considered the relationships of each of the Directors to the Company and determined that five of the seven members of the current Board, all of whom are Nominees, qualify as independent Directors. The Board reviews independence in light of the requirements of the Governance Guidelines, the Governance Disclosure Rule and the NYSE rules. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.

David E. De Witt, Andrew T. Swarthout, John P.A. Budreski, Mary L. Little and Vera Kobalia are independent. Nolan Watson is not independent as he is the President and CEO of the Company. David Awram is not independent as he is the Senior Executive Vice-President of the Company. Kindly refer to the below independence chart:

Independence Chart

Director/Nominee	Independent	Reason, if not Independent

Nolan Watson	✗	President and CEO

David Awram	✗	Senior Executive Vice-President

David E. De Witt	✓

Andrew T. Swarthout	✓

John P.A. Budreski	✓

Mary L. Little	✓

Vera Kobalia	✓

During the year ended December 31, 2021, the independent Directors held a formal in camera session at six of their seven Board meetings, during which in camera sessions non-independent Directors/members of management were excused. The Board may excuse members of management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.

POSITION DESCRIPTIONS

The Board has developed a written Role Statement for Non-Executive Chairman of the Board of Directors and a Role Statement for Chief Executive Officer. The Board has not developed a position description for the Chairman of each of the Audit Committee, the Corporate Governance & Nominating Committee or the Compensation Committee. However, the Board has developed a Terms of Reference for the Corporate Governance & Nominating Committee and a Terms of Reference for the Compensation Committee. The Audit Committee has a Charter. The Chair of each committee is responsible for ensuring that his/her committee fulfills its responsibilities and duties under its respective Charter/Terms of Reference, as the case may be. Each of these terms of reference and the Audit Committee Charter may be accessed on the Company’s website at www.sandstormgold.com.

PARTICIPATION OF DIRECTORS IN OTHER REPORTING ISSUERS

The participation of the Directors in other reporting issuers is described in each Director profile provided under “PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors” in this Circular. The Corporate Governance & Nominating Committee has reviewed and assessed the number of outside directorships and executive positions held by the Company’s Directors and has considered whether each Director in question will be reasonably able to meet his/her duties in light of the responsibilities associated with fulfilling his/her duties as a Director of the Company as well as whether conflicts of interest will arise on as a result of any outside directorships or outside executive positions. Having regard to their qualifications, attendance record and valuable contribution as members of the Company’s Board/committees, the Corporate Governance & Nominating Committee has determined that none of the proposed Nominees for Director are over boarded as a result of their outside directorships. In particular, they have determined that Mr. Budreski’s outside directorships and executive officer positions have not in the past, nor are they expected in the future, to interfere with or impede his ability to discharge his duties and responsibilities as a Director of the Company.

SEPARATION OF CHAIRMAN AND CEO ROLES AND RELATED POSITION DESCRIPTIONS

The Board appointed Mr. De Witt, an independent member of the Board, as the Lead Independent Director of the Company in January of 2013 when Mr. Watson was appointed as Chairman of the Board. In accordance with the Company’s commitment to corporate governance best practices, effective March 30, 2016, the Board separated the roles of Chairman and CEO and removed Mr. De Witt as Lead Independent Director and appointed him as Non-Executive Chairman of the Board. Mr. Watson retains the roles of President and CEO.

▶	Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet the Company’s corporate objectives and day-to-day management of the operations of the Company. The CEO is tasked with ensuring that the Company is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring that the Company has appropriate policies and procedures in place to ensure the accuracy, completeness, integrity and appropriate disclosure of the financial statements and other financial information of the Company and, together with the CFO, he is responsible for establishing and maintaining appropriate internal controls over financial reporting, disclosure controls and procedures and, as required, processes for the certification of public disclosure documents. The CEO is the Company’s principal spokesperson to the media, investors and the public.

▶	Role of the Non-Executive Chairman of the Board

Mr. De Witt’s primary roles are to chair all meetings of the Board and Shareholders and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agendas, ensuring that the Board works together as a cohesive team with open communication and assisting the Board, the committees of the Board, individual Directors and the Company’s senior officers in understanding and discharging their obligations under the Company’s system of corporate governance.

ORIENTATION AND CONTINUING EDUCATION

As the Company has only had two Directors appointed to the Board since 2010 (both of whom are women) who were new to the Company, the Company does not have formal orientation and training programs in place for its new Directors and, instead, has adopted a tailored approach depending on the particular needs and focus of the Director being appointed. New Board members are provided with:

1	information respecting the functioning of the Board and its committees and copies of the Company’s corporate governance policies;

2	documents from recent Board meetings;

3	access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

4	access to management and technical experts and consultants; and

5	a summary of significant corporate and securities responsibilities.

In addition, the Company has a program where Directors and management are provided with, review and discuss, developments in corporate governance, accounting practices, financing and the resource industry in general.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible. Directors are also expected to prepare thoroughly in advance of each meeting, and to stay for the entire meeting, in order to actively participate in the Board’s deliberations and decisions. If there are unforeseen circumstances and a Director is unable to attend a meeting, he/she is expected to contact the Chairman, the CEO or the Corporate Secretary of the Company as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

During 2020 and 2021, external continuing education opportunities and in-person interactions were not advisable due to the COVID-19 pandemic, associated travel restrictions and public health advisories. Due to these restrictions, Board and committee meetings held during 2020 and 2021 were either by video conference or by hybrid meeting format (in person/virtual), all in compliance with public health orders enacted in response to the COVID-19 pandemic and related safety guidelines.

EXPECTATIONS OF MANAGEMENT

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

NOMINATION OF DIRECTORS

The Company does not have a stand-alone nomination committee. The Corporate Governance & Nominating Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence, and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates.

The Corporate Governance & Nominating Committee has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by the Company’s existing Directors. The skills and competencies are as follows: experience with respect to the mining and global resource industry, mergers and acquisitions, accounting and finance, risk management, legal matters, human resources and compensation matters, corporate governance, international experience, public policy and government relations, political risk assessment, public company boards and public company management. Set out below are the skills identified for each Director.

Skills Matrix

Skills	Nolan Watson	David Awram	David E. De Witt	John P.A. Budreski	Andrew T. Swarthout	Mary L. Little	Vera Kobalia

Mining Industry/Mining & Exploration/Global Resource Industry	✓	✓	✓	✓	✓	✓	✗

Mergers & Acquisitions	✓	✓	✓	✓	✓	✓	✗

Finance & Capital Markets	✓	✓	✓	✓	✓	✓	✗

Accounting	✓	✓	✓	✓	✓	✓	✗

Legal	✓	✗	✓	✗	✗	✗	✗

Risk Management	✓	✓	✓	✓	✓	✓	✓

Human Resources & Compensation	✓	✓	✓	✓	✓	✓	✓

Corporate Governance	✓	✓	✓	✓	✓	✓	✗

Public Company Boards	✓	✓	✓	✓	✓	✓	✓

Public Company Management	✓	✓	✓	✓	✓	✓	✗

Public Policy and Government Relations	✓	✓	✓	✗	✓	✓	✓

International Experience	✓	✓	✓	✓	✓	✓	✓

Political Risk Assessment	✓	✓	✗	✗	✓	✗	✓

The Board has adopted a policy regarding majority voting for the election of Directors. This policy is described under “PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors” in this Circular and is available on the Company’s website at www.sandstormgold.com.

COMPENSATION OF DIRECTORS AND OFFICERS

Please refer to the comprehensive discussion contained within the “EXECUTIVE COMPENSATION — Compensation Discussion and Analysis” section of this Circular for information regarding compensation of the Company’s NEOs. Please also refer to the Summary Compensation Table located within the “EXECUTIVE COMPENSATION” section of this Circular for specific details.

As previously discussed in this Circular, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert. For specific details regarding compensation of the Company’s Directors, please refer to the “EXECUTIVE COMPENSATION — Director Compensation” section of this Circular.

ASSESSMENTS

In early 2017, the Chairperson of the Corporate Governance & Nominating Committee, in conjunction with management and the Company’s Corporate Secretary, reviewed and considered updates published in November 2016 by ISS (as hereinafter defined in this Circular) to its Governance QualityScore program (formerly known as QuickScore) for the 2017 proxy season. As a result of this review, the Company developed and implemented a Board Self-Assessment Questionnaire (“Board Questionnaire”) for 2017 which was sent to the Board members for completion and return, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at a meeting held in February 2017. It was established that the Board Questionnaire would be reviewed and updated by the Corporate Governance & Nominating Committee and circulated to the Board for completion and return on an annual basis. Accordingly, the Board Questionnaire was sent to the Board members again in 2018 and in 2019, following which the Chairperson of the Corporate Governance & Nominating Committee collected and assessed the completed questionnaires and reported the results to the full Board at meetings held in February 2018 and February 2019. Subsequently, in early February 2020, the Board Questionnaire was updated to include a committee functioning questionnaire for completion by the members of each of the Company’s three committees and this renewed Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members in February 2020, following which the Chairperson of the Corporate Governance & Nominating Committee collected and assessed the completed questionnaires, reported the results to the full Board at a meeting held in February 2020 and facilitated discussions. In each of January 2021 and January 2022, this process was repeated, and the Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members for completion, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at meetings held in February 2021 and February 2022 and facilitated discussions.

The Board & Committee Self-Assessment Questionnaire explored the views of the Board in the following key areas:

KEY AREA	SPECIFIC ITEMS ASSESSED BY THE BOARD

Board Composition	Size, proportion of independent Directors, Board talent inventory, Director selection and succession plan

Board Committees	Number of committees, effectiveness of committees, scope of activities, communication with the Board

Board Leadership Structure and Dynamics	Participation, discussion, tone at the top, use of available skills, teamwork and disagreements

KEY AREA	SPECIFIC ITEMS ASSESSED BY THE BOARD

Board Information and Communication	Pre-meeting information, in-meeting information, information between meetings, timeliness of Board materials, operating history and financial information, compliance information, control process information, regulatory developments, industry information, goals, objectives, strategies, long-term plans and minutes of meetings

Access to Officers, Counsel and Auditors	Accessibility of officers, communication, access to counsel and access to auditors

Meeting Process	Frequency of meetings, length of meetings, meeting locations, agenda items, conduct of meetings, allocation of Board meeting time, focus on risk issues, focus on corporate strategy, appropriateness of questions, informal discussion and executive sessions of independent Directors

Board Responsibilities and Accountability	Independent perspective, time commitment of Directors, monitoring of performance, conflicts of interest, Board role and oversight

Director Compensation	Compensation levels and compensation process

The Committee Functioning Questionnaire portion of the Board & Committee Self-Assessment Questionnaire explored the views of the members of each of the Audit Committee, Compensation Committee and the Corporate Governance & Nominating Committee in the following key areas:

KEY AREA	SPECIFIC ITEMS ASSESSED BY THE RESPECTIVE COMMITTEE MEMBERS

Committee Meetings

Whether the respective committee meetings are conducted in a manner which ensures that their Charters/Terms of Reference are met and that there is: (a) open communication, (b) meaningful discussion; (c) timely resolution of issues; and (d) independence from management.

Whether the respective committee meetings are appropriate in terms of: (a) number (regular and special); (b) length (both presentation and discussion); and (c) content.

Committee Pre-Meeting Material	Whether committee pre-meeting material is appropriate (i.e. that it is): (a) useful and relevant; (b) timely; (c) in an efficient format; and (d) in the right amount of detail

KEY AREA	SPECIFIC ITEMS ASSESSED BY THE RESPECTIVE COMMITTEE MEMBERS

Committee Chairs	Whether the Chair of each committee is effective in: (a) setting the committee agenda – both the annual generic agendas and individual meeting agendas; (b) running committee meetings; and (c) and providing information to the Board relative to the respective committee’s issues and initiatives.

Committee Member Comments on Specific Topics	Comments were requested from the members of each committee on the following topics: (a) the committee’s most significant accomplishment in the past year has been; (b) the committee’s most important priority going forward should be; (c) the committee’s plans for continuous improvement of its processes and role are; and (d) emerging trends the committee members feel their respective committees may have to respond to.

Prior to 2017, the Board conducted informal annual assessments of its effectiveness, along with the effectiveness of the individual Directors and its three committees. To assist in its review, the Board conducted informal surveys of its Directors and received informal reports from the Company’s three committees respecting their own effectiveness. As part of these past and current assessments, the Board and/or the three committees, as applicable, reviewed their respective charters/terms of reference and, where necessary, conducted reviews of applicable corporate policies.

SUCCESSION PLANNING FOR PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Board is responsible for succession planning for the role of the President and Chief Executive Officer of the Company, with the assistance of the Corporate Governance & Nominating Committee.

The Board recognizes that succession planning at the Company is challenged by the limited number of employees which the Company has. Ultimately, an external hire may be necessary for the President and Chief Executive Officer role depending on the circumstances at the time of vacancy. Management and the Board seek opportunities to interact with, mentor and develop potential eventual internal successors. Management and the Board also encourage all employees to engage in professional development and training to improve their skills and abilities. In the event of an emergency, the Board and the Corporate Governance & Nominating Committee have temporary succession plans which can be implemented. The Company is confident that appropriate succession strategies are being implemented to ensure that the Company’s business will continue to be strongly managed in the future.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Board has adopted a Code of Business Conduct and Ethics (the “Code”) and has instructed its management and employees to abide by the Code. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. On April 29, 2021, the Code was updated to better align the Company’s policies with the UN Global Compact by adding provisions outlining the Company’s commitment to human rights, fair practice and freedom of association, collective bargaining, and the Company’s support for the abolition of forced labour and child labour, as well as other provisions.

A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the SEC as an exhibit to our most recent Form 40-F and is available at www.sec.gov. The Code may also be accessed on the Company’s website at www.sandstormgold.com.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to Directors, officers and employees to assist them in recognizing and dealing with ethical issues, promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

To date, the Company has not been required to file a material change report relating to a departure from the Code by any of its Directors or executive officers.

The Company would also like to note that it has a Code of Business Conduct and Ethics - Consultants in place for the Company’s consultants and expects all its consultants to comply at all times with the principles of this document while working with the Company. The Code of Business Conduct and Ethics - Consultants may also be accessed on the Company’s website at www.sandstormgold.com.

Social and Environmental Commitment

In April 2021, the Company published its inaugural annual Sustainability Report for 2020, which describes the Company’s approach to sustainability and environmental, social and governance issues. A copy of the Sustainability Report is available on the Company’s website at www.sandstormgold.com.

The properties over which the Company holds Streams, royalties and other interests are owned and operated by independent mining companies and the Company does not exercise control or influence over the activities of the property owners/operators. However, the Company is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g., toxic emissions and waste, carbon emissions, biodiversity and land use, water stress), social considerations (e.g., occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance) (collectively “ESG”).

Indirect Exposure

Because the Company does not directly own or operate the projects, it has indirect exposure to ESG issues that can arise during the life cycle of a resource project. The Company’s indirect exposure to ESG risk factors are mitigated in part by the Company’s diversified portfolio of streams and royalties, of which over 29 are generating cash flow to the Company. There is no evidence of a statistical relationship or positive correlation between the ESG successes and challenges at the various mining projects within the Company’s portfolio of streams and royalties, indicating a clear diversification benefit to its portfolio approach. The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions.

The Company does not control or influence the operations of any of the properties over which it has a stream or royalty or other interest. The Company’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to making an investment. Once an investment is made, the Company has no control over the project or the various ESG risks that can be associated with a mine. It is therefore the aim of the Company’s due diligence process to successfully identify projects and companies that will act and operate in a responsible and sustainable manner.

The Company drives shareholder value by realizing long-term investment opportunities in mining assets. Often The Company’s royalties outlive the operators of the asset, so the Company considers not only how a mine functions under current management and conditions, but how it will operate under future operators and markets. ESG factors play a central role in determining the success of a long-term investment. The Company’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to an investment. While the Company has no control over a project or the various ESG risks associated with a mine, it recognizes that a good investment is a mine that will function safely, successfully, and with mult-generational support of local communities and government.

The Company’s management team applies a multi-disciplinary approach when evaluating potential transactions. In addition to relying on management’s expertise, the Company benefits from the experience and expertise of its Board of Directors. Board members are active in the review of potential material investments including participation in due diligence and providing technical, operational, political, financial, environmental, corporate social responsibility, and other expertise where applicable. The due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, and finance. By conducting a robust and detailed due diligence process, the Company endeavours to invest in projects with relatively low ESG risk. Where appropriate, the due diligence process involves, among other things, thorough desktop studies, the engagement of expert consultants, extensive interviews with the project management team, site visits as well as in depth deliberation. The Company will determine if an investment should be made based on overall criteria, including ESG factors. The overall criteria are reviewed regularly by management and/or the Board where applicable. The Company routinely engages third-party experts to assist in the evaluation of new investments, which can include external legal counsel (including in the jurisdictions in which a project is located), technical consultants, and other consultants for purposes that can include ESG factors. After making an investment, the Company monitors the ESG performance of its counterparties on an ongoing basis. In addition, the Company manages ESG risks arising from current streams and royalties by undertaking ongoing due diligence where applicable, which can include but is not limited to, site visits, ongoing dialogue with the operators, and review of the corporate and social responsibility reports that are published by the company’s partners. We closely monitor and rely on all public disclosures of our operators.

The Company endorses the ICMM Principals, the IFC Environmental, Health and Safety Guidelines for Mining and the e3Plus Framework for Responsible Exploration.

Direct Exposure

The Company has policies and programs in place to manage the ESG risk factors that are directly related to the Company. The social policies and programs discussed below are reflective of the Company’s commitment to a high standard of employee management practices including a safe and inclusive workplace, competitive compensation and benefits, training and learning opportunities and channels for employee engagement. The Company also seeks to incorporate industry best practices with regards to governance, is committed to conducting its business with integrity, maintaining high ethical standards and contributing to the community in which it operates.

The Company’s direct environmental impact and carbon footprint is small. The Company operates solely within an office environment with a relatively small workforce. The Company currently has 25 full-time employees split between the Vancouver head office and a smaller Toronto office. The Company’s head office is situated in a LEED Gold certified building in Vancouver, British Columbia, Canada. The LEED Canada rating system applies a rigorous, internationally recognized standard measuring and evaluating the effectiveness of a property’s sustainable practices and policies in a range of green categories. LEED addresses whole-building cleaning, general maintenance issues, recycling programs, exterior maintenance, and systems upgrade or modernization. As an office-based company, the Company does not have any Scope 1 emission activities or sources within the Company’s operational control to report. Within the office, the Company has a robust composting and recycling program that is utilized by all employees. The Company strives to reduce its direct greenhouse gas emissions and has set a target to be carbon neutral by the year 2035.

Industry Ranking and Memberships

The Company is continuously graded on our ESG efforts by some of the world’s most reputable agencies. In addition, the Company has voluntarily committed to certain regulatory bodies and member groups that work to promote sustainability best practices on a global scale.

MSCI – MSCI creates industry-leading, research enhanced solutions that investors use to gain insight into and improve transparency across the investment process. Every year MSCI provides rankings for corporations in a wide range of industries in order to grade companies on their ESG efforts. Sandstorm has a MSCI rating of “AA”.

Sustainalytics - Sustainalytics’ ESG Risk Ratings measure a company’s exposure to industry-specific material ESG risks and how well a company is managing those risks. This multi-dimensional way of measuring ESG risk combines the concepts of management and exposure to arrive at an assessment of ESG risk (i.e., a total unmanaged ESG risk score or the ESG Risk Rating) that is comparable across all industries. Sustainalytics’ ESG Risk Ratings provide a quantitative measure of unmanaged ESG risk and distinguish between five levels of risk: negligible, low, medium, high and severe. The Company’s current ESG risk rating by Sustainalytics is “Low Risk”. Sustainalytics has rated us as the third highest achiever (i.e., lowest risk) out of 123 in the “precious metals industry” and second highest achiever (i.e., lowest risk) out of 96 in the “subindustry category - gold”.

World Gold Council – The Company is a member of the World Gold Council; a community of members in the gold industry who are committed to responsible corporate practices. Members of the World Gold Council are required to commit to the council’s Responsible Gold Mining Principles, which outline a number of corporate responsibility measures as they relate to ESG matters. As a royalty company that does not operate mines, we have agreed to endorse these principles and ensure that our due diligence process reflects these commitments. Our existing portfolio of royalties already includes several projects owned and operated by World Gold Council members. The Responsible Gold Mining Principles cover the following key areas: ethical conduct; understanding impacts of mining; supply chain; health and safety; human rights and conflict; labour rights; working with communities; environmental stewardship; biodiversity; and water, energy, and climate change.

UN Global Compact - To further demonstrate the Company’s commitment to corporate sustainability, it joined the United Nations Global Compact in February 2020. As a member, the Company has committed to annual reporting of the Company’s progress in aligning its operations and corporate strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption and to take actions that support broader UN goals.

A more fulsome discussion on these and related matters can be found in the Sustainability Report which is available on the Company’s website at www.sandstormgold.com.

Risk Management

One of the important functions of the Board is overseeing the risk management strategy put in place by management. The Board must ensure that management has properly identified the principal risks to the Company’s business and is managing them prudently. The Board considers that the most significant risks facing the Company’s business vary from time to time depending on the prevailing economic climate and the specific nature of the Company’s activities at the relevant time. The Board reviews and considers general as well as particular risks faced by the Company. The Board closely monitors the potential vulnerability of the Company’s operations and financial condition in light of risks that arise in relation to the Company’s business. In addition, the Audit Committee specifically monitors financial risks and the Compensation Committee monitors compensation risks. Please refer to the section in this Circular entitled “EXECUTIVE COMPENSATION, Compensation Discussion and Analysis - Compensation Risk Assessment and Governance” for a discussion regarding compensation risk.

The key factors which drive the Company’s risk profile are set out in the Company’s Annual Information Form for the year ended December 31, 2021, which is available under the Company’s profile on SEDAR at www.sedar.com. Changes in these factors can increase or decrease the Company’s risk profile.

Directors’ and Officers’ Indemnification

Subject to the provisions of the Business Corporations Act (British Columbia) (“BCBCA”), the Company’s Articles provide that the Company will indemnify a current or former Director or officer, or another individual who acts or acted at the Company’s request as a Director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. The Company has also entered into indemnification agreements with Directors and certain officers of the Company in respect of the foregoing. If the Company becomes liable under the terms of such indemnification agreements and/or the Company’s Articles, the Company’s insurance coverage will extend to the Company’s liability; however, each claim will be subject to a deductible. No claims were made or became payable in 2021.

Key Policy Descriptions

WHISTLEBLOWER POLICY

The Company has adopted a Whistleblower Policy (“Whistleblower Policy”) which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24-hour whistleblower hotline. Once received, complaints are provided to the Audit Committee for investigation and, if necessary, appropriate corrective action. To date, there have been no complaints received through the Whistleblower hotline. The Whistleblower Policy is available on the Company’s website at www.sandstormgold.com.

STOCK OWNERSHIP GUIDELINES POLICY

The Company has adopted a Stock Ownership Guidelines Policy (the “Stock Ownership Guidelines Policy”). The Board believes that it is in the best interest of the Company and its Shareholders to align the financial interests of the Company’s executives and non-employee members of the Board with those of the Company’s Shareholders. The Ownership Guidelines are applicable to the Company’s CEO, CFO, the Company’s Senior Executive Vice-President (“SEVP”), the Company’s Senior Vice-President of Corporate Development (“SVP-CD”) and the Company’s Executive Vice-President, Project Evaluation (“EVP-PE”) (the CFO, SEVP, SVP-CD and EVP-PE being collectively referred to in the Ownership Guideline as the “Executive Officers”) and any member of the Board who is not employed by the Company (collectively, the “Guidelines Participants”). The Stock Ownership Guidelines Policy requires that the CEO, the Executive Officers and the Non-Employee Directors of the Company own Shares which have a fair market value equal to the following multiples of the Guidelines Participant’s base salary (or, in the case of a Non-Employee Director, the cash annual retainer paid to the Non-Employee Director by the Company):

Employee Group	Share Ownership Requirement

CEO	5 x annual base salary

Executive Officers (i.e. CFO, SEVP, SVP-CD & EVP-PE)	3 x annual base salary

Non-Employee Directors	3 x annual retainer

In calculating Share ownership, Guidelines Participants may include any Restricted Share Rights held by them, but Stock Options may not be included. While a Guidelines Participant is not in compliance with his/her ownership requirement, the Guidelines Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Stock Options or the vesting of any Restricted Share Rights granted to the Guidelines Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of Stock Options or the vesting of Restricted Share Rights, as the case may be. The applicable guideline level of Share ownership is expected to be satisfied by each of the current Guidelines Participants (except Vera Kobalia) within five years after first becoming subject to the Ownership Guidelines (i.e. by March 30, 2021). Ms. Kobalia was elected to the Board at the 2018 Shareholder Meeting and will be expected comply with the Ownership Guidelines by June 15, 2023. Once the CEO’s, Executive Officer’s, or Non-Employee Director’s level of Share ownership satisfies the applicable guideline, ownership of that guideline level is expected to be maintained for as long as the Guidelines Participant is subject to the Ownership Guidelines. Since the Ownership Guidelines were first implemented by the Company in March 2016, the Company performed its first analysis of whether each Guidelines Participant meets the applicable Share ownership guidelines in January of 2017, and then again in January of each of 2018 through 2021. The Company performed its sixth analysis in January of 2022 and these results are reported below, as well as the current status of each Guidelines Participant’s holdings under the Ownership Guidelines. Kindly refer to the full text of the Ownership Guidelines for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

Current Stock Ownership Compliance Summary

Name of Executive/Independent Director	2021 Equity Ownership Requirement	Value of 2021 Equity Ownership at Jan 1, 2022 (6)	2022 Equity Ownership Requirement (5)	Value of 2022 Equity Ownership at April 14, 2022 (7)	Ownership Requirement Already Met

Nolan Watson	5 times (C$2,250,000) (1)	C$6,623,423	5 times (C$2,400,000) (2)	C$9,943,965	✓

David Awram	3 times (C$1,140,000) (1)	C$7,844,925	3 times (C$1,200,000) (2)	C$11,777,847	✓

Erfan Kazemi	3 times (C$1,035,000) (1)	C$2,054,745	3 times (C$1,200,000) (2)	C$3,084,857	✓

Tom Bruington	3 times (C$1,680,000) (1)	C$3,348,128	3 times (C$1,800,000) (2)	C$5,026,655	✓

David E. De Witt	3 times (C$736,710) (3)	C$7,635,990	3 times (C$743,400) (4)	C$11,464,166	✓

Name of Executive/Independent Director	2021 Equity Ownership Requirement	Value of 2021 Equity Ownership at Jan 1, 2022 (6)	2022 Equity Ownership Requirement (5)	Value of 2022 Equity Ownership at April 14, 2022 (7)	Ownership Requirement Already Met

Andrew T. Swarthout	3 times (C$736,710) (3)	C$829,995	3 times (C$743,400) (4)	C$942,079	✓

John P.A. Budreski	3 times (C$736,710) (3)	C$1,095,000	3 times (C$743,400) (4)	C$1,643,960	✓

Mary L. Little	3 times (C$736,710) (3)	C$3,120,960	3 times (C$743,400) (4)	C$4,685,601	✓

Vera Kobalia	3 times (C$736,710) (3)	C$489,998	3 times (C$743,400) (4)	C$675,600	× NOTE: Ownership Requirement to be met by June 15, 2023

(1)	Based on the value of the 2021 base salaries which were set as follows: C$450,000 for Mr. Watson; C$380,000 for Mr. Awram; C$345,000 for Mr. Kazemi; and C$560,000 for Mr. Bruington.

(2)	Based on the value of the 2022 base salaries which were set as follows: C$480,000 for Mr. Watson; C$400,000 for Mr. Awram; C$400,000 for Mr. Kazemi; and C$600,000 for Mr. Bruington.

(3)	Based on the value of the 2020 annual cash retainer (C$245,570) awarded to each independent Director in December 2020.

(4)	Based on the value of the 2021 annual cash retainer (C$247,800) awarded to each independent Director in December 2021.

(5)

The Ownership Guidelines provide that, in the event of an increase in a Participant’s base salary or annual retainer, he or she will have five (5) years from the time of the increase to acquire any additional Shares required to meet the Ownership Guidelines.

(6)	Based on the average closing price of the Shares (for the last 20 trading days) on the TSX during the period December 1, 2021 - December 31, 2021, of C$7.50.

(7)	Based on the closing price of the Shares on the TSX on April 14, 2022, of C$11.26.

CLAWBACK POLICY

The Company has adopted a Clawback Policy (“Clawback Policy”) which applies in the event of a material restatement (“Restatement”) of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy, which includes the CEO) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. The Company continues to monitor regulatory developments regarding “clawbacks” both in Canada and the United States and will review such developments against its own guidelines. Kindly refer to the full text of the Clawback Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

ANTI-HEDGING POLICY

The Company has adopted a formal Anti-Hedging Policy (“Anti-Hedging Policy”). Unless otherwise previously approved by the Corporate Governance & Nominating Committee, no Director, officer or employee of the Company or its subsidiaries, or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Company’s debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company. Any violation of the Anti-Hedging Policy will be regarded as a serious offence. The Anti-Hedging Policy is available on the Company’s website at www.sandstormgold.com.

COMMUNICATIONS AND CORPORATE DISCLOSURE POLICY

The Company has adopted a Communications and Corporate Disclosure Policy (“C&CD Policy”) which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner. The C&CD Policy is available on the Company’s website at www.sandstormgold.com.

POLICY ON STOCK TRADING AND USE OF MATERIAL INFORMATION

The Company has adopted a Policy on Stock Trading and Use of Material Information (“Insider Trading Policy”). Canadian and United States securities laws prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Insider Trading Policy have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction. The Insider Trading Policy is available on the Company’s website at www.sandstormgold.com.

BRIBERY AND FRAUD PREVENTION PROGRAM

The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity. The Bribery and Fraud Prevention Program policy is available on the Company’s website at www.sandstormgold.com.

HEALTH AND SAFETY POLICY

The Company has implemented a Health and Safety Policy (“Health and Safety Policy”) which provides a guiding framework for ensuring a safe workplace for its employees. The aim of this policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. As the Company’s principal activity is providing financing to other businesses in the mining industry, the Company’s exposure to health and safety risks is limited. The Company has had no workplace injuries, near-miss injuries, occupational diseases or work-related fatalities since it began operations. The Health and Safety Policy is available on the Company’s website at www.sandstormgold.com.

ENVIRONMENTAL AND SUSTAINABILITY POLICY

The Company is committed to the protection of life, health and the environment for present and future generations and is an entity with a very small workforce operating solely within an office environment. The Company has adopted an Environmental and Sustainability Policy which provides the framework for the Company’s offices located in Vancouver and Toronto.

WORKPLACE BULLYING AND HARASSMENT POLICY STATEMENT

The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has adopted a Workplace Bullying and Harassment Policy Statement and a set of reporting/investigation procedures for all employees relating to this issue. This policy articulates the Company’s position of non-tolerance with respect to bullying or harassment in the workplace. The Workplace Bullying and Harassment Policy Statement is available on the Company’s website at www.sandstormgold.com.

DIVERSITY POLICY AND REPRESENTATION OF WOMEN ON THE BOARD

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy (“Diversity Policy”). The Diversity Policy applies to executive and non-executive Directors, full-time, part-time and casual employees, contractors, consultants and advisors of the Company. “Diversity” is any dimension which can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences. Diversity includes gender, gender identity, age, race, ethnicity, religion, education, sexual orientation, cultural background, political belief or disability. The Company recognizes the benefits arising from employee and Board diversity, including providing a wide array of perspectives and experiences, enhancing creativity, productivity, and overall organizational strength. Awareness and encouragement of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. In addition to the other commitments as laid out in the Diversity Policy, the Company is committed to striving for diversity at all levels of the Company, with emphasis at the senior management level (Vice Presidents and above) and ensuring that women, Black, Indigenous and other people of colour, individuals who identify as LGBTQ2+, and people with disabilities (“Diverse Persons”) are provided with employment and career progression opportunities. The Company has set the aspirational target of having 50% of senior management and above, including the Board, be Diverse Persons by 2024.

The Board will proactively monitor the Company’s performance in meeting the standards outlined in the Diversity Policy, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them.

In 2014, the Board identified the need for increased gender diversity on the Board and, as a direct result thereof, limited their search for an additional Board member to women candidates who had certain strengths, skills and experience which the Board believed would enrich the Board. In June 2014, this resulted in the appointment of the Company’s first woman Director, Mary L. Little. Following Ms. Little’s appointment, women represented approximately 16.7% of the Company’s Directors. In early 2018, the Board identified a second woman candidate who had certain strengths, skills and experience which the Board believed would enrich the Board. Vera Kobalia was presented to the Shareholders for election to the Board at the 2018 Shareholder Meeting and was successfully elected. Women currently represent approximately 28.6% of the Company’s Directors.

As stated above, the Company has set the aspirational target of having 50% of senior management (i.e. Vice Presidents and above), including the Board, be Diverse Persons by 2024. The Company seeks to recruit Board candidates which represent both diversity and global business understanding and experience. The Company does not, however, support fixed percentages or quotas for any selection criteria, as the overall composition of the Board is based on numerous factors and it is ultimately the skills, experience, character and behavioral qualities that are the most important in determining the value which an individual could bring to the Board. In addition, the Board is responsible for the approval of all executive officer appointments and works closely with management to identify the most qualified candidates. Although the Company does not currently have any women in senior executive officer positions (representing zero percent), as stated above, the Company believes in the value of gender diversification on both the Board and in senior management and will review potential nominees for election as Directors and candidates for senior management positions to ensure that women candidates are being fairly considered against other candidates.

In April 2022, the Board supported management’s commitment to identify a third woman candidate for appointment to the Board, with the intention to add such woman candidate to the Board at or prior to the 2023 Shareholder meeting. This woman candidate must have the required strengths, skills and experience which the Board believes will enrich the Board. Assuming that the composition of the current Board remains the same until such appointment (i.e. seven Directors), the appointment of this additional woman to the Board would increase the Board to eight Directors and women represented on the Board to approximately 37.5% of the Company’s Directors.

Over the past four years, the Company has focused on hiring women with significant potential, with the result that the proportion of women in the Company’s workforce has been growing and is now comprised of approximately 48%. With the continued support of the Board and management, the Company expects this trend to continue in the years ahead, which will result in senior executive positions in the Company being filled by women in the future. As stated above, the Company remains actively committed to pursuing and developing ongoing diversity initiatives at the Company.

The Diversity Policy is available is available on the Company’s website at www.sandstormgold.com.

RETIREMENT AND TENURE POLICIES

The Company does not have a specific retirement age requirement for its Directors. Management reviews and monitors the appropriateness of each Board member’s continued service. The average age of the Company’s Directors is 57 years and is broken down as follows:

Currently there are no Directors in the 30-39 years or 50-59 years age brackets.

In addition, the Company has not implemented term limits for the Directors on its Board. The Company believes that it is important to have a balance between Directors who have a long history and organizational understanding of the Company with Directors who bring new perspectives and ideas to the Board. Accordingly, the Board has not established term limits due to the potential loss of contributions from Directors who have significant insight into the Company and its operations. The Company values the experience and continuity provided by its longer-term Directors and believes its current assessment process is adequate to address Board needs. Of the Company’s seven Directors, one was appointed in 2007, two were appointed in each of 2008 and 2009, one was appointed in 2014 and one was appointed in 2018.

Committee Information

The Company has three committees at present, being the Audit Committee, the Corporate Governance & Nominating Committee and the Compensation Committee. As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.

Audit Committee

THE AUDIT COMMITTEE’S ROLE AND CHARTER

The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

Oversee the audit of the Company’s financial statements.

Review and appraise the performance of the Company’s external auditors.

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board.

The complete text of the Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated March 31, 2022, which has been filed under the Company’s profile on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and it may also be accessed on the Company’s website at www.sandstormgold.com.

COMPOSITION OF THE AUDIT COMMITTEE

The following are the current members of the Audit Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)

David E. De Witt	Independent (1)	Financially literate (1)

Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 — Audit Committees (“NI 52-110”) and within the meaning of the NYSE listing standards.

RELEVANT EDUCATION AND EXPERIENCE

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:

John P.A. Budreski  ▶  Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and CEO of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt  ▶  Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October of 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout  ▶  In addition to being a Director of the Company, Mr. Swarthout has been a director of Bear Creek Mining Corporation since 2003. He has been a director of Pucara Gold Ltd. since June 2020. He was a director of Rio Cristal Resources Corporation from December 2006 to September 2013 and of Esperanza Resources Corp. from May 2012 until August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. The Audit Committee Charter encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services.

EXTERNAL AUDITORS SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees (1)	Audit-Related Fees	Tax Fees (2)	All Other Fees (3)

December 31, 2021	C$457,840	NIL	C$70,437	C$3,150

December 31, 2020	C$488,219	NIL	C$154,167	NIL

(1)	Includes C$54,878 for 2021 and C$81,410 for 2020, for matters in connection with the Company’s ATM Program.

(2)	Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other.

(3)	Fee for online IFRS accounting manual database.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee was formed in May 2015 and is comprised of four of the Company’s Directors: Mary L. Little (Chair), David E. De Witt, Andrew T. Swarthout and John P.A. Budreski, who are all independent as required under TSX/NYSE rules. The role of the Corporate Governance & Nominating Committee is to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. You can access the full text of the Corporate Governance & Nominating Committee’s terms of reference on the Company’s website at www.sandstormgold.com.

During 2015 and early 2016, the Corporate Governance & Nominating Committee:

reviewed and considered the Institutional Shareholder Services Inc. (“ISS”) Governance QualityScore program, which now includes the Company, and reviewed the Company’s overall QualityScore decile ranking, as well as its ranking in each of the four governance pillars and considered management’s recommendations with respect to areas where the Company’s governance policies and procedures may be modified;

worked with management and the Company’s Corporate Secretary to develop the recommended new corporate governance policies/procedures (including the Clawback Policy, the Anti-Hedging Policy and the Stock Ownership Guidelines Policy);

recommended modifications to the Company’s existing Stock Option Plan and Restricted Share Plan for consideration and approval by the full Board;

reviewed Board composition and executive roles; and

reviewed and considered other governance related topics.

In early 2017, the Corporate Governance & Nominating Committee developed and implemented a Board Self-Assessment Questionnaire for 2017, which is discussed above in this Circular under the heading “CORPORATE GOVERNANCE, Board of Directors - Assessments”.

In late 2017, the Corporate Governance & Nominating Committee reviewed and considered upcoming 2018 governance trends and the Company’s practices in these areas and subsequently made certain recommendations to the Board for the 2018 proxy season. The Corporate Governance & Nominating Committee also reviewed the Company’s overall ISS QualityScore decile ranking at that time and discussed areas where the Company’s governance policies and procedures might be modified.

In early 2018, the Corporate Governance & Nominating Committee worked with the Company’s Corporate Secretary to develop the Advance Notice Policy for recommendation to the Board. The Advance Notice Policy was approved by the Board and was subsequently ratified and approved by the Shareholders at the 2018 Shareholder Meeting. In early 2018, the Corporate Governance & Nominating Committee also recommended a second woman candidate for election to the Board (Vera Kobalia) and Ms. Kobalia was presented to the Shareholders and elected to the Board at the 2018 Shareholder Meeting.

In April 2019, management (in conjunction with the members of the Compensation Committee) made certain recommendations and worked with the Company’s Corporate Secretary to develop modifications to the Company’s existing Restricted Share Plan for recommendation to and approval by the Corporate Governance & Nominating Committee and the full Board. The Corporate Governance & Nominating Committee and the Board reviewed, considered and approved these recommended modifications, which were subsequently ratified at the Shareholder Meeting held in 2019 and received final TSX acceptance.

In early February 2020, the Board Self-Assessment Questionnaire was updated to include a committee functioning questionnaire for completion by the members of each of the Company’s three committees and this renewed Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members in February 2020, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at a meeting held in February 2020. At that time, the Corporate Governance & Nominating Committee also considered the Company’s ISS QualityScore decile rankings (in the areas of governance, environment and social) and discussed related matters.

In each of January 2021 and January 2022, this process was repeated, and the Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members for completion, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at meetings held in February 2021 and February 2022.

Compensation Committee

The Compensation Committee was formed in May 2015 and is comprised of three of the Company’s Directors: John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE rules.

The role of the Compensation Committee is to review, and recommend to the Board, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. The Compensation Committee also considers the implications of any potential risks associated with the Company’s compensation policies and programs. You can access the full text of the Terms of Reference for the Compensation Committee on the Company’s website at www.sandstormgold.com.

During 2021, the Compensation Committee ensured that the Company’s executive compensation plan was both motivational and competitive, while meeting the objectives of the Company’s overall compensation programs. They:

reviewed the Company’s compensation practices;

reviewed the compensation practices of a comparator group of companies;

reviewed the contributions made by the executive officers and management;

determined the target competitive positioning for the Company’s executive compensation program relative to a comparator group of companies;

reviewed and considered the link between pay and performance;

led the annual review and evaluation of the CEO’s performance and recommended the CEO’s compensation to the full Board for approval; and

made recommendations to the Board on incentive awards, remuneration, equity-based compensation plans and any other agreements with executives.

Shareholder Engagement

Contacting the Board

The Company values Shareholder, employee and other interested party opinions, concerns and feedback. The Company invites you to communicate directly with the Board through the Chairman of the Board by phoning 604-689-0234 or toll free in North America at 1-866-584-0234, e-mailing the Board at info@sandstormgold.com or by writing to:

Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chairman of the Board

Contacting the Compensation Committee

Feedback regarding the executive compensation program of the Company may be directed to the Chair of the Compensation Committee by e-mail at info@sandstormgold.com, or by writing to:

Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chair of the Compensation Committee

Contacting the Corporate Governance & Nominating Committee

Feedback regarding the governance practices of the Company may be directed to the Chair of the Corporate Governance & Nominating Committee by e-mail at info@sandstormgold.com, or by writing to:

Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Chair of the Corporate Governance & Nominating Committee

Live Broadcasts

Our quarterly financial and operating results conference calls with the investment community are broadcast live and are archived on our website at www.sandstormgold.com.

Events

Our CEO and members of our executive team regularly attend and speak at industry events. A list of upcoming and past events can be found on our website at www.sandstormgold.com

Additional Information

Additional information relating to the Company can be found at the Company’s website at www.sandstormgold.com and on SEDAR at www.sedar.com and the SEC website at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and related MD&A for its most recently completed financial year ended December 31, 2021, which are filed on SEDAR and the SEC website. Shareholders may contact the Company by phone at 778-945-0972 or toll free in North America at 1-866-584-0234, Extension # 232 or by e-mail at info@sandstormgold.com to request copies of these documents.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to Shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Nolan Watson

Chief Executive Officer

April 14, 2022

Vancouver, British Columbia

SCHEDULE “A”

BLACKLINED STOCK OPTION PLAN

APPROVED BY SHAREHOLDERS ON SEPTEMBER 12, 2008, SEPTEMBER 22, 2009,

APRIL 30, 2010, MAY 10, 2011, AND MAY 4, 2012. AN AMENDED AND RESTATED VERSION OF

THIS STOCK OPTION PLAN WAS APPROVED BY SHAREHOLDERS ON MAY 10, 2013. FURTHER

AMENDMENTS TO THIS STOCK OPTION PLAN WERE APPROVED BY SHAREHOLDERS ON

JUNE 8, 2016~~.~~, AND JUNE 3, 2022.

AMENDED AND RESTATED

STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively “Eligible Persons”), to be known as the “Sandstorm Gold Ltd. Stock Option Plan” (the “Plan”). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to five (5) years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Price prevailing on the date the option is granted and as approved by the Board.

2.	DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1	“Affiliate” means an “Affiliate” as defined in TSX Policies.

2.2	“Associate” means an “Associate” as defined in the TSX Policies.

2.3

“Blackout Period” means a period during which designated employees of the Company cannot trade Shares pursuant to the Company’s policy respecting restrictions on employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company, or in respect of an Insider, that Insider, is subject).

2.4	“Board” means the Board of Directors of the Company.

2.5

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Vancouver, in the Province of British Columbia, for the transaction of banking business.

2.6	“Change of Control” means the occurrence of any one or more of the following events:

(a)	a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor;

(b)	the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company’s assets;

(c)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(d)

a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or

(e)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors);

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

2.4	“Company” means Sandstorm Gold Ltd. and its successors.

2.5	“Consultant” has the meaning set out in Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”).

2.6

“Consultant Company” means, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner.

2.7	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)

being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)	acting as a director or officer of the Company or its subsidiaries.

2.8	“Distribution” means a “Distribution” as defined in the Securities Act.

2.9	“Eligible Persons” has the meaning given to that term in paragraph 1 hereof.

2.10	“Employee” means an employee, including officers, whether Directors or not, and including both full-time and part-time employees, of the Company or any designated Affiliate.

2.11	“Exchanges” means the Toronto Stock Exchange, the NYSE ~~MKT~~, and, if applicable, any other stock exchange or quotation system on which the Shares are listed or quoted from time to time.

2.12	“Expiry Date” means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.13	“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

2.14	“Holding Entity” has the meaning set out in Section 2.22 of NI 45-106.

2.15	“Insider” means an “Insider” as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company.

2.16	“Investor Relations Activities” has the meaning set out in Section 2.22 of NI 45-106.

2.17	“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 96 of the Securities Act.

2.18

“Management Company Employee” means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities.

2.19

“Market Price” of Shares at any Grant Date means the last closing price per Share on the Toronto Stock Exchange on the Grant Date, or if the Shares are not listed on any stock exchange, “Market Price” of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.20	“NYSE” means the New York Stock Exchange.

~~2.20~~2.21	“Option” means an option to purchase Shares granted pursuant to, or governed by, this Plan and any pre-existing stock option plan of the Company.

~~2.21~~2.22	“Option Agreement” means an agreement, substantially in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

~~2.22~~2.23	“Optionee” means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

~~2.23~~2.24	“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

~~2.24~~2.25	“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

~~2.25~~2.26	“Permitted Assign” means, for an Eligible Person: (i) a Holding Entity of such Eligible Person; or (ii) a RRSP, RRIF or TFSA of such Eligible Person;

~~2.26~~2.27	“Plan” means this Sandstorm Gold Ltd. Amended and Restated Stock Option Plan, as it may be amended from time to time.

~~2.27~~2.28	“RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

~~2.28~~2.29	“RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

~~2.29~~2.30

“Shares” means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

~~2.30~~2.31	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

~~2.31~~2.32	“TFSA” means a tax-free savings account as described in the Income Tax Act (Canada);

~~2.32~~2.33	“Trading Day” means any day on which the TSX is open for trading.

~~2.33~~2.34	“TSX” means the Toronto Stock Exchange.

~~2.34~~2.35	“TSX Policies” means the rules and policies included in the TSX Company Manual and “TSX Policy” means any one of them.

~~2.35~~2.36	“Unissued Option Shares” means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

~~2.36~~2.37	“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.	GRANT OF OPTIONS

3.1	Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five (5) years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee except in accordance with the terms of section 6.11 herein.

The Board may not make any amendment which reduces the Option Price of any Option after the Options have been granted or any cancellation or termination of an Option prior to its expiry for the purpose of re-issuing Options to the same Optionee with a reduced Option Price, except in the case of an adjustment pursuant to section 5.3 herein.

Furthermore, the Company is prohibited from:

(a)	engaging in an Option buyout program pursuant to which out-of-the-money Options held by Optionees are purchased by the Company for cash; and

(b)	providing financial assistance in the form of a loan or otherwise to Optionees for the exercise of their Options.

3.2	Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis).

The maximum aggregate number of Shares:

(a)

which may be reserved for issuance to any one Eligible Person under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis);

(b)

which may be issuable to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and

(c)	which may be issued to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve -month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Furthermore, the maximum equity value which may be granted by the Company to each non-Employee director (“Non-Employee Director”) under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed US$150,000 in any fiscal year, of which not more than US$100,000 may be in the form of Options granted under this Plan (the “Non-Employee Director Participation Limits”). The Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board.

3.3	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Stock Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.	EXERCISE OF OPTION

4.1	When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter. In the event that the Expiry Date of an Option falls during, or within five (5) trading days of, a trading Blackout Period imposed by the Company, the Expiry Date of such Option shall automatically be extended to a date which is ten (10) trading days following the end of such Blackout Period (the “Extension Period”); provided that if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the exercise of such Option within ten (10) trading days following the end of the last imposed Blackout Period.

4.2	Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3	Vesting of Option Shares

The Directors, subject to the policies of the Exchanges, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Subject to the other limits on Option grants set out in Section 3.2 hereof, all Options granted under the Plan shall Vest over a three (3) year period from the Grant Date (i.e. one-third shall vest on each of the first, second and third anniversaries of the Grant Date).

4.4	Termination of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a)	Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)	365 days after the date of death or Disability; and

(ii)	the Expiry Date;

(b)	Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee’s employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)	Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person.

For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become vested or exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5	Effect of a Take-Over Bid

If a bona fide offer ( an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon (subject to the approval of the Exchanges) all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 4.3 shall be reinstated. If any Option Shares are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than five (5) business days notice is required and more than 30 days notice is not required.

4.7	Effect of a Change of Control

In the event of a Change of Control and if, at the time of the Change of Control:

(a)

the Optionee is an Employee of the Company and, within 12 months of such Change of Control, the Company terminates the employment or services of said Optionee/Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the

Optionee/Employee and the Company) (the “Event of Termination”), then, on the date of such Event of Termination, all of the Optionee’s Options will immediately fully vest, if not already vested;

(b)	the Optionee is not an Employee of the Company, then all of the Optionee’s Options will immediately fully vest on the date of the Change of Control, if not already vested.

In either of the foregoing events, as the case may be, all Options so vested may be exercised in whole or in part by the Optionee from such applicable date until their respective Expiry Dates, subject to the terms of any employment agreement or other contractual arrangement in place between the Optionee and the Company.

If an Optionee elects to exercise his/her Options following a Change of Control, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Shares to which he/she was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such Optionee could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had he/she been the registered holder of the number of Shares to which he/she was entitled to purchase upon exercise of such Options.

4.8	Exclusion From Severance Allowance, Retirement

Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9	Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)	the Option Price will be adjusted to a price per Share which is the product of:

(i)	the Option Price in effect immediately before that effective date or record date; and

(ii)

a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2	Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)	shares of the Company, other than the Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d)	rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3	Corporate Organization

Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation;

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5	Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6.	MISCELLANEOUS

6.1	Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2	Presence of Clawback Policy

The Company has a Clawback Policy (the “Clawback Policy”) in place which applies in the event of a material restatement (“Restatement”) of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation, including Options granted under this Plan, which are granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy) paid to an Executive Officer (as defined in the Clawback Policy, which includes the Chief Executive Officer) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details.

6.3	Presence of Stock Ownership Guidelines Policy

The Company has a Stock Ownership Guidelines Policy (the “Stock Ownership Policy”) in place which applies to specific executive officers of the Company (including the Chief Executive Officer) and to Non-Employee Directors of the Company (collectively referred to in the Stock Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Stock Ownership Policy, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Options or the vesting of any restricted share rights granted to the Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for Options and to satisfy any tax obligations arising in connection with the exercise of Options or the vesting of restricted share rights, as the case may be. Kindly refer to the full text of the Stock Ownership Policy for complete details.

6.4	Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.5	Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.6	Withholding Taxes

The exercise of each Option granted under the Plan is subject to the condition that if at any time the Company determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Company. In such circumstances, the Company may require that the Optionee pay to the Company, in addition to and in the same manner as the exercise price for the Shares, such amount as the Company is obliged to remit to the relevant tax authority in respect of the exercise of the Option. Alternatively, the Company shall have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Shares acquired upon exercise of any Option, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to an Optionee by the Company, whether or not such amounts are payable under the Plan.

6.7	Amendments to the Plan

(a)

The Directors may at any time and from time to time, and without shareholder approval amend any provision of the Plan, or any Options granted hereunder, or terminate the Plan, subject to any applicable regulatory or Exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	to sections 4.1 and 4.2 relating to the exercise of Options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions set out in section 2;

(iv)

to the change of control provisions provided for in the Plan. For greater certainty, any change made to the change of control provisions shall not allow Optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the Optionees would be entitled to receive for their Shares upon a Change of Control;

(v)	to section 6.5 relating to the administration of the Plan;

(vi)	to the vesting provisions of any outstanding Options as contemplated by the Plan; ~~and~~

(vii)

fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Optionee may from time to time be resident or a citizen~~.~~; and

(viii)	to add a cashless exercise feature to the Plan, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the Plan reserve.

(b)	Notwithstanding section 6.7(a) above, the Board shall not be permitted to:

(i)	amend section 3.2 in order to increase the maximum number of Shares which may be issued under the Plan or in order to increase the Insider participation limited;

(ii)

make any amendment which reduces the exercise price of any Option after the Options have been granted or any cancellation or termination of an Option prior to its expiry for the purpose of re-issuing Options to the same Optionee with a reduced exercise price, except in the case of an adjustment pursuant to section 5.3 herein;

(iii)	make any amendment which increases the Non-Employee Director Participation Limits set out in section 3.2 of the Plan;

(iv)	make any amendment which extends the expiry date of any Option beyond the original expiry date, except in the case of an extension due to a Blackout Period;

(v)	make any amendment which would permit an Option granted under the Plan to be transferable or assignable by any Optionee other than as currently permitted under the Plan;

(vi)	make any amendment to this section 6.7 of the Plan so as to increase the ability of the Board to amend the Plan without shareholder approval;

in each case without having first obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the Insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of the Shares, excluding Shares voted by Insiders who are Eligible Persons.

(c)

Any amendment or termination shall not materially and adversely alter the terms of conditions of any Option or materially or adversely impair any right of any Optionee under any Option granted prior to the date of any such amendment or termination without the consent of such Optionee.

(d)

If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules adopted by the Board and in force at such time, will continue in effect so long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect.

6.8	Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.9	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.10	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.11	No Assignment or Transfer

Options shall be non-assignable and non-transferable by the Optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Optionee during the lifetime of the Optionee and only by the Optionee’s legal representative after the death of the Optionee. Provided however, that Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of the Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign. An improper transfer of any Option will not create any rights in the purported transferee, will cause the immediate termination of the Options and the Company will not issue any Shares upon the attempted exercise of improperly transferred Options.

6.12	Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.13	Previously Granted Options

Stock options which are outstanding under pre-existing stock option plan(s) of the Company as of the effective date of this Plan shall continue to be exercisable and shall be deemed to be governed by and be subject to the terms and conditions of this Plan except to the extent that the terms of this Plan are more restrictive than the terms of such pre-existing plan(s) under which such stock option were originally granted, in which case the applicable pre-existing plan(s) shall govern.

6.14	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.15	Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the province of British Columbia.

6.16	Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.17	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Amendments to this Plan were last approved by the Board of Directors on ~~March 30, 2016~~April 14, 2022.

Amendments to this Plan were last approved by the Shareholders on June ~~8, 2016~~3, 2022.

SCHEDULE “A”

SANDSTORM GOLD LTD.

STOCK OPTION PLAN - OPTION AGREEMENT

This Option Agreement is entered into between SANDSTORM GOLD LTD. (the “Company”) and the OPTIONEE named below pursuant to the Company Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on ●, 20● (the “Grant Date”);

2.	● (the “Optionee”);

3.	was granted the option (the “Option”) to purchase ● common shares (the “Option Shares”) of the Company;

4.	for the price (the “Option Price”) of C$● per share;

5.	which rights to purchase the Option Shares under the Option may be exercised and will vest as follows:

(a)	● (●) of the total number of share options granted will vest ● (●) MONTHS after the Grant Date, being ●;

(b)	a further (●) of the total number of share options granted will vest ● (●) MONTHS after the Grant Date, being ●; and

(c)	a further ● (●) of the total number of share options granted will vest ● (●) MONTHS after the Grant Date, being ●; and

6.	the Option will terminate on ● (the “Expiry Date”);

all on the terms and subject to the conditions set out in the Plan. For greater certainty, Option Shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

Where the Optionee is resident in or otherwise subject to the securities laws of the United States, the Optionee acknowledges that any Option Shares received by him/her upon exercise of the Option have not been registered under the United States Securities Act of 1933, as amended, or the Blue Sky laws of any state (collectively, the “Securities Acts”). The Optionee acknowledges and understands that the Company is under no obligation to register, under the Securities Acts, the Option Shares received by him/her or to assist him/her in complying with any exemption from such registration if he/she should at a later date wish to dispose of the Option Shares. The Optionee acknowledges that the Option Shares shall bear a legend restricting the transferability thereof, which legend may be substantially in the following or other required form:

“The shares represented by this certificate have not been registered or qualified under the United States Securities Act of 1933, as amended or state securities laws. The shares may not be offered for sale, sold, pledged or otherwise disposed of unless so registered or qualified, unless an exemption exists or unless such disposition is not subject to U.S. federal or state securities laws, and the Company may require that the availability of any exemption or the inapplicability of such securities laws be established by an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company.”

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement – Personal Information

The undersigned hereby acknowledges and consents to:

(a)	the disclosure to the Toronto Stock Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b)

the collection, use and disclosure of such personal information by the Toronto Stock Exchange and all other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the day ● of ●, 20●.

SANDSTORM GOLD LTD.
Signature
Per:
Print Name		Authorized Signatory

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